U.S. ENERGY SYSTEMS, INC.

2004 ANNUAL REPORT

TO STOCKHOLDERS

This Annual Report to Stockholders is not a complete copy of the Annual Report on Form 10-K (the "10-K") for US Energy Systems, Inc. A copy of the 10-K together with the amendments thereto, may be obtain without charge (except for the exhibits thereto which will be furnished upon payment of a reasonable fee) by written request addressed to: Secretary, US Energy Systems, Inc., One North Lexington Avenue, White Plains, New York 10601 or by calling (914) 993-6443.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDED AND RESTATED
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION B OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.0-10238
U.S. ENERGY SYSTEMS, INC.
(Exact name of Registrant as specified its charter)

Delaware (State of Incorporation)	52-1216347 (I.R.S. Employer Identification Number)
One North Lexington Avenue White Plains, NY 10601 (Address of principal executive offices)	(914) 993-6443 (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None.
Securities Registered pursuant to Section 12(g) of the Act:

Title of Each Class
Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the last sales price of the Common Stock as of June 30, 2004, which was $1.08 per share, was approximately $12,842,000 based upon 11,890,711 shares outstanding as of that date.

As of March 14, 2005, the number of outstanding shares of the registrant's Common Stock was 11,970,061.

Documents Incorporated by Reference: Items 10, 11, 12, 13 and 14 hereof are incorporated by reference from the Registrant's Proxy Statement to be filed with the SEC by May 2, 2005.

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

OVERVIEW AND RECENT DEVELOPMENTS

U.S. Energy Systems, Inc. (the "Company" or "We"), based in White Plains, NY, is a provider of thermal and electrical energy and energy outsourcing. Our energy services involve the management, development, operation and ownership of small-to-medium-sized energy facilities typically located in close proximity to our customers. Our customers include large retail energy consumers, such as industrial and commercial concerns, and local wholesale energy suppliers, such as utilities and marketers. The energy generation facilities in our portfolio use proven technology, such as combined heat-and-power ("CHP") and reciprocating engines, and clean renewable fuels, such as biogas and biomass fuels.

As of December 31, 2004 the Company, through its 54.26% subsidiary, U.S. Energy Biogas Corp. ("USEB"), owned 23 green energy projects in the United States with a total of 52MW of electric generation capacity. In addition, the Company owned a 50% interest in a partnership that owns and operates a CHP plant that produces 1.2MWs of electricity and 7MWs of heat and a 50% interest in a dormant cogeneration facility.

A principal focus of the Company in 2004 was to recapitalize its balance sheet and raise capital; this should provide us with additional financial flexibility.

Countryside Power Income Fund

During 2004, the Company sponsored the initial public offering ("IPO") of a Canadian Equity Income Fund, the Countryside Power Income Fund (the "Countryside Fund") an unincorporated, open-ended limited purpose mutual fund trust formed under the laws of Ontario, Canada. In April 2004, the Countryside Fund issued and sold trust units totaling approximately Cdn $149,000 in the IPO and arranged a credit facility of Cdn $35,000 from a syndicate of Canadian banks ("Credit Facility"). The Countryside Fund IPO and related credit facility closed on April 8, 2004. The Countryside Fund is listed on the Toronto Stock Exchange under the stock ticker symbol COU.UN. On closing, the Countryside Fund, using a portion of proceeds of the IPO and a Cdn $30,000 drawn down from the Credit Facility, acquired USE Canada Holdings Corp. ("USE Canada Holdings"), the parent of USE Canada Energy Corp. ("USE Canada") from the Company for approximately $15,200. USE Canada owned district energy systems located in Charlottetown, Prince Edward Island and London, Ontario. With the remainder of the IPO proceeds, the Countryside Fund acquired the existing long-term project debt of USEB, and made additional debt and royalty investments in USEB. Such debt acquisitions and additional investments totaled in excess of $86,000. The Countryside Fund and USEB amended the terms of the acquired debt to reflect, among other things, additional loan advances.

The Countryside Fund transaction provided approximately $12,000 of additional working capital, growth capital and reserves to USEB and more than $20,000 in additional cash proceeds to the Company.

Concurrent with their acquisition of the existing loans, the Countryside Fund acquired a convertible royalty interest in USEB for $6,000. Pursuant to this royalty interest, the Countryside Fund will have the right to receive, on a quarterly basis, the sum of 7% of net distributable cash flow (as defined in the royalty agreement) and 1.8% of USEB's gross revenues (as defined in the royalty agreement). The total royalty payment to be made to the Countryside Fund is capped at an amount not to exceed 49% of total distributions made to the Countryside Fund and the shareholders of USEB combined. All distributions must be approved by the Board of Directors of USEB. The Countryside Fund has the option, under the terms of the royalty agreement, to convert its interest into non-voting common shares of USEB equal to 49% of the outstanding equity. The Countryside Fund can convert at the earlier of the date on which the loan from the Countryside Fund is paid in full or April 8, 2024. The amount of the royalty is accrued on a quarterly basis and paid upon the approval of distributions by the Board of Directors of USEB.

Additionally, in conjunction with the Countryside Fund IPO, the Company entered into a development agreement with a subsidiary of the Countryside Fund and Cinergy Solutions, Inc. ("Cinergy Solutions"), a subsidiary of Cinergy Corp. (NYSE:CIN) an integrated electric and gas utility company respecting potential development initiatives. USEB also entered into an improvement agreement with a subsidiary of the Countryside Fund respecting potential investment by the Countryside Fund in certain USEB development projects which are not covered by the development agreement.

Illinois Electrical Generation Partners II

On April 8, 2004, AJG Financial Services, Inc.("AJG") made a cash down payment of $2,000 and delivered a $14,000 note payable to a subsidiary of USEB to satisfy AJG's obligation to pay for ownership interests in the Illinois based generating project entities that AJG had previously acquired in 1999. The note matures in April 2024, requires scheduled payments of principal and interest, and bears interest at a rate of 15% per annum. The note is secured by the ownership interests. Payments on the note are limited to amounts distributed from the project entities with any excesses to the scheduled payments being applied as an additional principal payment and any deficits to the scheduled payments being deferred. The transaction resulted in a pre-tax gain for USEB of $16,000 which was recognized in June 2004. See Note G of our consolidated financial statements.

Acquisition of USEB Subordinated Debt

On September 30, 2004, USEB purchased the subordinated note owed by USEB to AJG. The outstanding principal amount of $5,729 plus outstanding accrued interest was purchased for $3,000. Funds for the acquisition were provided by equity contributions to USEB from the USEB shareholders; $1,629 contributed by the Company and $1,371 contributed by Cinergy. The purchase resulted in a gain of $2,729 which was recognized in September 2004. The gain represents the principal amount outstanding on the note at the time of acquisition less the acquisition price.

THE MARKET

The market for energy outsourcing has continued to grow and emerge during the last several years. Deregulation of the electricity markets has allowed energy consumers to select new providers. Increasing competitive pressures have caused large energy consumers to seek ways to reduce costs, including the significant costs of energy. Energy outsourcing has emerged as a viable option for energy consumers to reduce costs and improve reliability.

Employing energy generation facilities in close proximity to the customer often provides those customers with superior economic and operational benefits that include lower operating and capital costs, improved reliability and enhanced management focus. At the same time, outsourcing allows the provider to employ the use of CHP and local renewable energy sources, which improve operational efficiency and the environment while enhancing customer value.

COMPETITION

The energy generation industry is characterized by intense competition, and we encounter competition from utilities, industrial companies and other energy producers in our business.

We compete for development and acquisition opportunities with various companies, many of which have greater access to resources and capital, as well as with our potential customers' current in-house alternatives.

DESCRIPTION OF OPERATIONS AND FACILITIES

The Company's principal operations include the following:

U.S. Energy Biogas Corp.

The Company owns 54.26% and Cinergy Energy Solutions owns 45.74% of USEB. USEB owns and operates 23 biogas projects ("Biogas Projects"). The Biogas Projects currently have approximately 52MW of electric generation capacity. Nineteen of the 23 Biogas Projects have contracts with local electric utilities for the sale of electrical output. The contracts have a weighted average remaining life of approximately 12 years, based upon the revenue generated from the project operations. The Brookhaven project leases electric generation equipment to a third party, which in turn has a contract to sell the output to an electric utility. The remaining three Biogas Projects sell landfill gas for use as boiler fuel under long-term contracts. All of the generation projects are qualifying facilities ("QF") under the Public Utility Regulatory Act of 1978 ("PURPA").

The following is a summary of the Biogas Projects and their key characteristics.

Project	ST	Project Output	MW	PPA/Retail Rate Expiry	Customer	Gas Rights Agreement Expiry	Site Lease Expiry	Landfill Status(1)
Countryside	IL	Electricity	8.0	2011	Commonwealth Edison	2051	2051	Open
Dolton	IL	Electricity	5.0	2008	Commonwealth Edison	2016(2)	2016(2)(3)	Open
Dixon Lee	IL	Electricity	4.0	2009	Commonwealth Edison	2017(2)	2017(2)	Open
Morris	IL	Electricity	4.0	2011	Commonwealth Edison	2018(4)	2018(4)	Open
Roxanna	IL	Electricity	4.0	2009	Illinois Power	N/A	2018(2)	Open
Upper Rock	IL	Electricity	4.0	2010	MidAmerican Energy	2017(2)	2029	Open
SPSA I	VA	Electricity	3.3	2014	Virginia Power	2011(5)	2011(5)	Open
122nd Street	IL	Electricity	3.0	2008	Commonwealth Edison	2016(2)	2016(2)	Closed
Brickyard	IL	Electricity	3.0	2009	Illinois Power	2017(2)	2017(2)	Open
Hamms	NJ	Electricity	1.2	2010	GPU/First Energy	2006(6) 2016(2)	2006(6)	Closed Open
Manchester	NH	Electricity	1.2	Ongoing(7)	New Hampshire Public Service	2004(8)	2004(8)	Closed
Oceanside	NY	Electricity	1.2	2006	Long Island Power	2004(6)	2004(6)	Closed
Streator	IL	Electricity	1.0	2009	Commonwealth Edison	2017(2)	2017(2)	Open
Willow Ranch	IL	Electricity	1.0	2007	Commonwealth Edison	2016(2)	2016(2)	Closed
Amity	PA	Electricity	1.0	2007	Penn Power & Light	2006(6)	2006(6)	Closed
Barre	MA	Electricity	1.0	2006	Dominion Energy	2015	2015	Closed
Burlington	VT	Electricity	0.7	2006	Burlington Electric Dept.	2006(2)	2006(2)	Closed
Onondaga	NY	Electricity	0.6	2007	Niagara Mohawk	1999(6)	1999(6)	Closed
Smithtown	NY	Electricity	0.8	2010	Long Island Power	2000(6)	2000(6)	Closed
Cape May	NJ	Boiler Fuel	N/A	2009(9)	State of New Jersey	2011	2011	Open
SPSA II	VA	Boiler Fuel	N/A	2011	CIBA Specialty Chemical	2011	N/A(10)	Open
Tucson	AZ	Boiler Fuel	N/A	2011	Tucson Electric Power	2017	N/A(10)	Open
Brookhaven	NY	Electricity	4.0	2007	Wehran Energy Corp.	N/A(11)	N/A(11)	Closed

(1) An open landfill is one that continues to accept waste. A closed landfill is one that does not accept additional waste. Closed landfills continue to generate landfill gas for a period of up to 25 years after closure, depending upon the total amount of waste in the landfill.
(2) Subject to two five-year extension terms at USEB's option.
(3) A portion of the site is owned and a portion is leased.
(4) Subject to three five-year extension terms at USEB's option.
(5) May be extended for one or more five year terms by mutual agreement.

(6) The agreement automatically renews so long as landfill gas is produced by the landfill in commercially reasonable quantities. Commercially reasonable quantities is defined as an amount sufficient to allow for USEB to pay all costs of the project plus receive a reasonable profit.

(7) Continues until terminated by USEB.

(8) Agreement may be extended for up to 10 years upon mutual consent.

(9) Facilities operations agreement under which USEB operates the gas collection system and transmission pipeline to the off-taker and in consideration receives a fee.

(10) These Transcos have no facilities located at the site. A transmission pipeline runs from the Gasco directly to the end users.

(11) The Brookhaven project is structured as an equipment lease under which a subsidiary of USEB owns the power generating equipment and receives a fee to operate such equipment.

USEB also receives payments under four notes pertaining to USEB's sale of its limited partnership interests in several Gasco entities. Payments of principal and interest on three contingent installment notes are made quarterly based upon the amount of landfill gas sold and the value of the Section 29 tax credits generated by the sale. Payments of principal and interest on the fixed installment note are made quarterly based upon a mortgage style amortization. These payments are scheduled to end in 2007. See Note G of our consolidated financial statements.

Thirteen of the 23 Biogas Projects are located at landfill sites that continue to accept waste, and, as such, biogas production is expected to increase until shortly after the landfill sites close. As a result, we expect that increases in biogas production will more than offset declines at those Biogas Projects located at closed landfill sites, resulting in a net expansion of the Biogas Projects' current electricity generation capacity.

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Commercial Structure of the Biogas Projects

The Biogas Projects may incorporate up to three separate legal entities as illustrated in the following diagram and described below:

Typical Biogas Project Commercial Structure


Genco
Generation of electricity
Biogas
Electricity
Gasco
Collection of biogas
Utility or Industrial Purchasers
Transco
Biogas
Transportation of biogas
Biogas

Gasco

Gascos are the legal entities that typically own the biogas extraction rights and collection systems and collect and sell the biogas to an electric generating facility ("Genco") and/or a gas transmission facility ("Transco"), as the case may be, under long-term, fixed-rate contracts. Gascos are typically structured as limited partnerships whereby the beneficiaries of the Section 29 tax credits own a 99% limited partnership interest in the Gasco and USEB, directly or through certain of its subsidiaries, owns a 1% general partnership interest or less in the Gasco. The limited partnership interests are held by investment grade third parties. In the cases of the Roxanna and Brookhaven projects, USEB does not own an interest in the relevant Gascos.

The price for the landfill gas sold by the Gascos to the Gencos and/or Transcos is established in the respective gas purchase agreements. For 2004, the average price paid for landfill gas was $0.46/mmbtu. The Gencos typically incur various expenses and provide operating and maintenance services for the Gascos. The Gascos reimburse the Gencos for these items per the terms of the landfill gas purchase agreement. The total revenues received by the Gascos for the sale of biogas is approximately equal to the total reimbursement to the Gencos.

USEB is negotiating to obtain the right to purchase the limited partnership interests in the Gascos from their current owners upon expiration of the Section 29 tax credits on December 31, 2007. In the event USEB does not acquire the limited partnership interests, the existing project agreements generally provide that: (i) the Gencos shall retain the right to purchase gas from the Gascos under long-term gas purchase contracts at prices equal to or lower than the prices currently in effect; and (ii) the Gencos shall continue to perform operation and maintenance services for the Gascos under long-term agreements and the compensation received by the Gencos should not be affected by the expiration of the tax credits.

Genco

Gencos are the legal entities that typically own the power generating equipment, purchase the biogas from a Gasco and sell the electricity it generates to an electric utility or industrial user under long-term contracts. The Biogas Projects include 19 Gencos that are wholly-owned subsidiaries of USEB, except for the Illinois-based projects, which are owned 50% by USEB and 50% by AJG. Gencos typically lease a portion of a landfill site from an independent third party landfill owner. One Genco owns the land used as the site for the generating plant.

Transco

Transcos are the legal entities that typically own the gas transportation equipment and purchase biogas from a Gasco to transport and sell to a third party as boiler fuel under long-term contracts. The Biogas Projects include three Transcos which are all wholly-owned subsidiaries of USEB.

Pricing Structure

Illinois QSWEF Pricing Structure Under the Illinois Retail Rate Program

USEB has 10 operating projects in Illinois which are receiving a subsidy for each kilowatt hour of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted, for a ten year period, with each project to purchase electricity for an amount that exceeds the utility's Avoided Cost (what it would otherwise pay for the generation of electricity). The excess paid above avoided cost is the subsidy. The utility then receives a tax credit from the the State of Illinois ("Illinois") equal to the amount of that excess. Each project is obligated to begin to repay the subsidy to Illinois after the project that received the subsidy has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than 10 years from the date the project commenced commercial operation. All subsidy liabilities must be fully repaid to Illinois (without interest) by the end of the actual useful life of the project but no later then 20 years from the date of the commencement of project's commercial operations.

This subsidy is accounted for GAAP purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the 10-year period until repayment begins. The amount of power generation revenue recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Illinois Subsidy Liability.

The following is a breakdown of a typical Illinois-based Biogas Project's rate components for illustrative purposes:

Avoided Cost	3.1 cents/kwh
Add: Rate Subsidy (Excess above Avoided Costs)	3.9 cents/kwh
Gross Contract Rate (Retail Rate)	7.0 cents/kwh
Less: Illinois Subsidy Reserve Account Deposit	1.9 cents/kwh
Net Effective Rate	5.1 cents/kwh

USEB is required pursuant to its financing arrangement with the Countryside Fund to deposit funds into the Illinois Subsidy Reserve Accounts (the "Illinois Accounts") for repayment of the Illinois subsidy liability. The Illinois Accounts are classified as restricted cash. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations or assets during the repayment period.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of the Company and USEB. The amount held in the Illinois Accounts as of December 31, 2004 was $23,438. The amount of the incentive liability owed to the State as of December 31, 2004 was $49,028. It is anticipated that repayments of the subsidy will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary of the commercial operations date, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

During 2004, USEB experienced an uncharacteristic rate reduction at three Illinois projects, the off-taker of which is Commonwealth Edison. Retail rates for these projects decreased by amounts ranging from 26% to 40% per kwh resulting in a decrease in GAAP revenues of $867 for 2004.

USEB is seeking an explanation from Commonwealth Edison for the reasons behind these rate changes. USEB has a total of 10 projects in Illinois, representing 64% of its revenues. USEB cannot predict whether any other major decreases in revenues from the Illinois projects are likely. Commonwealth Edison accounted for approximately 42% of the Company's consolidated revenues in fiscal year 2004 and 34% in fiscal year 2003.

From time to time during the past few years and in 2004 and 2005, the Governor and/or Lieutenant Governor of Illinois and members of the Illinois legislature have proposed changes to or the elimination of the Illinois Retail Rate Program and have introduced legislation to that effect. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminate the benefits received by USEB under this program would have a material adverse effect on the Company.

Although the Rate Incentive Program for each of the Illinois-based Biogas Projects terminates 10 years after the commencement of commercial operation, the local electric utility is obligated to continue to purchase the electrical output from such Biogas Projects at the utility's Avoided Cost for so long as the Biogas Project qualifies as a QF and satisfies Illinois laws. This obligation arises under requirements of the Public Utility Regulatory Policies Act of 1978 ("PURPA"), and Part 430, Purchase and Sale of Electrical Energy from Cogeneration and Small Power Production Facilities of the Illinois Administrative Code. In addition, we anticipate that at the expiration of such 10-year period, each Biogas Project will seek to sell its generated electricity in the market for electricity generated from renewable sources that exists in those states that have implemented renewable portfolio standards or that have restructured their laws to create competitive electricity markets ("Green Power Market") at green power rates, which we currently project to exceed Avoided Cost.

See Note E to the consolidated financial statements.

Green Power Market and Pricing

After expiration of the 10-year period over which the Illinois-based Biogas Projects participate in the Illinois Retail Rate Program, and after expiration of the power purchase agreements ("PPAs") for the non-Illinois-based Biogas Projects, we anticipate that USEB will sell the power generated by the Biogas Projects into the Green Power Market, if economically attractive. The Green Power Market, as we define it, includes the sale of Renewable Energy Credits ("RECs") which can be sold separately from the energy.

The use of power derived from alternative sources has been mandated in several states in the United States, in addition to being discussed at a federal level. Such states, including Illinois, have incorporated, or are in the process of incorporating or considering the incorporation of, renewable portfolio standards. These standards require that a certain percentage of power generated be derived from a renewable fuel source. The mandate for such standards stems from the objective of reducing the use of fossil fuels, reducing the reliance on foreign energy sources and increasing the production of clean energy.

In those jurisdictions where renewable portfolio standards exist, Green Power Markets may develop. Management believes the rates for green power will increase to a level that will result in green power generation reaching the level set by renewable portfolio standards. Such levels typically involve a price premium on electricity generated reflecting the total cost (including capital) of producing such power. In addition, without state-mandated renewable portfolio standards, it has been demonstrated that there is a segment of the general public that has a preference for electricity generated from green power, and is willing to pay a premium for such power.

During the twelve month period ended December 31, 2004, USEB entered into short-term contracts for three projects for the sale of the RECs produced by the generation of electricity from landfill gas. One REC is produced when the project sells one megawatt of qualified renewable energy to the utility grid. The contracts do not require USEB to deliver any specified quantities of RECs. Gross proceeds from the sale of the RECs during 2004 for these projects were an aggregate of $403. A portion of gross proceeds from the sale of the RECs for one project is paid to the local utility per an agreement with the utility. Amounts paid to the utility per the agreement are recorded as operating expenses. The REC revenue is in addition to the energy value which is sold under a separate contract.

We believe that the Biogas Projects' production of power will remain competitive with energy generated from other renewable sources after the Illinois Retail Rate Program and current PPAs expire. A number of factors are expected to contribute to the Biogas Projects' competitive position, including their: (i) comparatively low variable fuel cost, (ii) proximity to customers thereby reducing transmission costs, and (iii) high availability factors.

GHG Emission Credit Market

USEB has, in the past, sold green house gas ("GHG") emission credits generated by the destruction of methane contained in landfill gas. USEB will continue to pursue these transactions, if available in the market.

Section 29 Tax Credits

In 2001, an indirect subsidiary of Cinergy purchased USEB's ownership interests in the Countryside, Morris and Brown County Gascos. Consideration for the purchase was in the form of: (i) an up-front down payment; (ii) a fixed note with specified principal and interest payments; and (iii) a contingent note whose payments are based upon an amount of mmBtus sold by the Gascos to the Gencos. USEB has agreed to indemnify the indirect subsidiary of Cinergy for certain losses suffered in the event that certain tax-related representations and warranties made by USEB are inaccurate. Payments on the contingent note are calculated utilizing the number of mmbtus sold multiplied by a specified rate. The total payment is allocated first to accrued but unpaid interest with any remaining payment being applied as a principal payment. A portion of the principal payment is recorded as revenues for financial statement purposes. USEB will continue to receive revenues from this sale through December 2007.

In 1999, AJG purchased the ownership interests in other Biogas Projects' Gascos. Consideration from AJG to USEB was in the form of: (i) an up-front down payment; and (ii) a contingent note whose payment is based upon the amount of millions of British thermal units ("mmBtus") sold by the Gascos to the Gencos. AJG subsequently sold certain of such ownership interests to a subsidiary of American International Group. USEB has agreed to indemnify AJG for certain losses suffered in the event that certain tax-related representations and warranties made by USEB are inaccurate. Payments on the contingent note are calculated utilizing the number of mmBtus sold multiplied by a specified rate. The total payment is allocated first to accrued but unpaid interest with any remaining payment being applied as a principal payment. Principal payments made under the AJG note do not generate any revenues for financial statement purposes. USEB will continue to receive revenues from this sale through December 2007.

The ability of a project to receive Section 29 tax credits depends on the placed-in-service date of the facility. Section 29 tax credits for the Gascos at 15 Biogas Projects are currently available annually until December 31, 2007, based on an in-service date on or before June 30, 1998. These projects include Brickyard, Cape May, Countryside, Dixon Lee, Dolton, Hamms, Manchester, Morris, 122nd Street, SPSA (I and II), Streator, Upper Rock, Tucson and Willow Ranch. Biogas Projects with in-service dates prior to 1993 qualified for tax credits only through 2002. These projects include Amity, Burlington, Oceanside and Onondaga. USEB also owns two developmental sites where the Gascos generate tax credits, and receives revenues from four other Gascos where the sites themselves are owned and operated by third parties. USEB has two generating facilities, Brookhaven and Roxanna, whose Gascos were not owned by USEB and therefore generate no revenue for USEB from Section 29 tax credits.

Operations

Approximately 68% of the engine generating capacity of the Biogas Projects is operated and maintained by third-party operators under fixed price per unit of production contracts. As the third-party operators are responsible for the relevant projects' day-to-day operations, USEB has been able to reduce its staffing levels and insurance premiums.

USEB has operating agreements expiring in 2013 with GE/Jenbacher for the operation and maintenance of the Brickyard, Dixon Lee, Dolton, 122nd Street, Roxanna, Streator, Upper Rock and Willow Ranch. Under the terms of these agreements, GE/Jenbacher is responsible for all expenses related to the operation of the equipment including scheduled major and minor overhauls, the supply of fluids and other spare parts and the replacement of failed components, including failed engine blocks. Compensation for the services is at a flat-fixed rate per kwh produced, adjusted based upon the Consumer Price Index and the Producers Price Index.

USEB has operating and maintenance agreements with RUN Energy for the operation and maintenance of the Countryside and Morris projects. Under the terms of these agreements, RUN Energy is responsible for all expenses related to the operation of the equipment for these projects including scheduled major and minor overhauls, the supply of fluids and other spare parts and the replacement of failed components other than failed engine blocks. The financial risk for failed engine blocks remains with Biogas. These agreements are renewed on a month to month basis.

The operation and maintenance functions for the remaining Biogas Projects, including Amity, Barre, Brookhaven, Burlington, Cape May, Hamms, Manchester, Oceanside, Onondaga, SPSA I and II, and Tucson are performed by USEB staff. USEB has 23 employees on staff including all management personnel. USEB personnel associated with these projects are long-term employees and most of the employees have been involved with these projects since their inception.

USE Canada Energy Corp. ("USE Canada")

On April 8, 2004, we sold our equity interest in USE Canada Holdings, the parent of USE Canada, to Countryside Fund. The sale resulted in an after tax gain of $4,561.

Effective December 31, 2003 USE Canada became a discontinued operation due to its anticipated sale to the Countryside Fund.

U.S. Energy Geothermal, LLC

Through June 30, 2003, we owned a 95% membership interest in Geothermal, LLC which owns two geothermal power plants in Steamboat Hills, Nevada: Steamboat 1 and 1A.

SEFL

During 2004, we wrote off our entire investment $7,100, after giving effect to the repayment to us of $1,100 of loan to SEFL in Scandinavian Energy Finance Limited, against the $7,100 remaining reserve therefor. We also terminated the management agreement pursuant to which the Company was entitled to an annual fee of approximately $660. See Note B to the consolidated financial statements.

OTHER OPERATIONS AND INTERESTS

Plymouth Envirosystems, Inc.: Our wholly owned subsidiary, Plymouth Envirosystems, Inc., owns a 50% interest in Plymouth Cogeneration Limited Partnership ("Plymouth Facility") which owns and operates a CHP plant producing 1.2 MW of electricity and 7 MW of heat at Plymouth State College, in Plymouth, New Hampshire. The Plymouth Facility provides, under a long-term contract, 100% of the electrical and heating requirements for the campus, which is a part of the University of New Hampshire system.

The day-to-day operations of the Plymouth Facility are managed by one of our partners, which is an affiliate of Equitable Resources, Inc. Management decisions are made by a committee composed of representatives of the three partners in this project.

EMPLOYEES

At December 31, 2004, we employed 35 employees in our various subsidiaries and locations. Not included are personnel at certain power plants provided under contract with the plant operators.

GOVERNMENT REGULATION

None of the Company's energy projects in the United States are currently subject to federal or state utility rate regulation. Under current Federal law, the Company is not and will not be subject to regulation as a holding company under the Public Utility Holding Company Act ("PUCHA") of 1935, as long as each power plant in which it has an interest is a qualifying facility (a "QF"), as such term is defined under PURPA, or meets the criteria for another exemption. A QF is a distinct type of energy producer that falls into one or both of two primary classes. The first class of QFs includes energy producers that generate power using specific energy sources such as wind, solar, geothermal, hydro, biomass or waste fuels. The second class of QFs includes cogeneration facilities. For so long as a facility otherwise eligible for QF status is not more than 50% owned by a person primarily engaged in the generation or sale of electric power (other than electric power solely from cogeneration facilities or small power production facilities), such facility will be exempt from regulation under PUHCA. Similarly, an entity directly or indirectly owning a QF is not subject to PUHCA by virtue of such ownership. The Federal Energy Regulatory Commission's ("FERC's") implementing regulations explain that a cogeneration or small power production facility shall be considered to be owned by a person primarily engaged in the generation or sale of electric power if more than 50% of the equity interest in the facility is held by an electric utility or utilities, or by an electric utility holding company, or companies, or any combination thereof. Each of our United States energy projects is a QF. The Biogas projects will be considered QF's if they meet PURPA's ownership requirements and other standards. In those states where the sale of electricity directly to an individual or a commercial customer is regulated as retail, none of our energy projects is currently subject to state utility law regulation.

Separate from federal and state utility rate regulation, the construction and operation of power generation facilities require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies, as well as compliance with environmental protection legislation and other regulations. We believe that we are in substantial compliance with all applicable rules and regulations and that the projects in which we are involved have the requisite approvals for existing operations and are operated in accordance with applicable laws.

ITEM 2. DESCRIPTION OF PROPERTY

Property owned by Biogas projects includes all buildings and improvements, electricity generating equipment, switchgears, controls and associated ancillary equipment. Biogas has no ownership interest in the landfills, nor does it have any contractual responsibility for the operation of the landfills. Biogas projects (Gencos, Transcos and Gascos) occupy land on the landfills pursuant to leases. One Biogas Project owns the land used as the site for the generation plant. Substantially all of Biogas project assets are collateral for the USEB loan from the Countryside Fund. Biogas rents office space in Avon, Connecticut and Bohemia, New York.

Plymouth Cogeneration, a Delaware partnership, of which we own 50%, owns the Plymouth Facility. Plymouth Cogeneration owns plant and equipment associated with the cogeneration project including the engines, generators, boilers, switchgear, controls and piping.

The Lehi Facility is owned by LIPA, a Utah limited liability company, of which we own 50%. The property is in Lehi, Utah, and includes land, buildings and permits. The Company has no asset value recorded on its books for this investment.

Our headquarters are located in a commercial office building in White Plains, New York.

All our properties are in satisfactory condition and we believe that they are adequately covered by insurance.

ITEM 3. LEGAL PROCEEDINGS

Foreclosure of Countryside Site Lease

In 2004, a foreclosure proceeding entitled CIB Bank v. Miss Mimi Corporation, Countryside Genco, LLC et al was commenced in the circuit court for the 19th Judicial District, Lake County, Illinois. Countryside Genco, LLC is a USEB project entity and leases, pursuant to a long-term site lease agreement, a portion of the land which the lender is seeking to foreclose. Countryside has a consent and recognition agreement with the lender that provides that if the lender forecloses on the underlying land and Countryside is not in default of the site lease agreement, the lender will not cause the lease to be terminated and Countryside will be recognized by the lender as a tenant. Countryside is not in default of the site lease agreement.

We are engaged from time to time in legal proceedings, none of which are expected to materially affect our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES

PRICE RANGE OF COMMON STOCK

Our Common Stock trades on the NASDAQ Small Cap Market under the symbol USEY. The table below sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported by the NASDAQ Small Cap Market.

	Sales Price	
	High	Low
Year ended December 31, 2003		
First Quarter	$ 1.28	$ .51
Second Quarter	1.52	.60
Third Quarter	2.30	1.01
Fourth Quarter	1.41	.90
Year ended December 31, 2004		
First Quarter	$ 1.70	$ 1.01
Second Quarter	1.85	1.03
Third Quarter	1.20	0.70
Fourth Quarter	1.04	0.65

HOLDERS

As of December 31, 2004 there were 328 holders of record of our Common Stock. We estimate that there are over 500 beneficial holders of our common stock.

DIVIDENDS

We have not paid cash dividends on our common stock and currently do not anticipate paying cash dividends on our common stock in the foreseeable future. Our ability to pay cash dividends on our common stock may be limited by our outstanding shares of Series B, Series C and Series D Preferred Stock. Generally, these shares of preferred stock provide that no dividends may be paid on our common stock unless dividends have been set aside for the outstanding preferred stock.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2004

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options warrants and rights under compensation plans[1]	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by security holders	5,863,925	$ 3.81/share	3,154,434
Equity compensation plans not approved by security holders	275,000	$ 4.23/share	0
Total	6,138,925 [(1)]	$ 3.83/share	3,154,434

(1) Does not include 706,641 restricted stock units as of December 31, 2004. Restricted stock units are not used in the calculation of the weighted average exercise price.

(2) Represents the number of securities available for issuance after giving effect to the restricted stock units outstanding at December 31, 2004.

ITEM 6. SELECTED FINANCIAL DATA

(Dollars in thousands, except share data)

	2004	2003	2002	2001	Year ended Jan. 31, 2000
Total assets	$175,932	$172,041	$219,008	$187,610	$ 14,354
Long-Term Debt	87,814	70,084	114,277	57,005	384
Total Stockholder's Equity	30,601	39,085	38,754	45,865	10,491
Revenues	20,108	24,999	28,620	22,760	4,195
Income (Loss) from Operations	(4,029)	5,035	(5,710)	4,772	(609)
Income (Loss) Applicable to Common Stock	(10,072)	1,009	(16,979)	3,378	(743)
Basic Earnings per Common Share	$ (.85)	$ 0.08	$ (1.39)	$ 0.35	$ (1.05)
Diluted Earnings per Common Share	$ —	$ 0.11	$ —	$ 0.27	$ —

In reviewing this table the following should be taken into consideration:

1) USE Canada was acquired in June 2001, became a discontinued operation on December 31, 2003 and was sold to the Countryside Fund on April 8, 2004. See Note B to the consolidated financial statements.

2) USEB was acquired in May 2001. See Note B to the consolidated financial statements.

3) SEFL was included in our consolidated operating results from March 2002 through September 2003, at which time our ownership interests were reduced to less than 50% and was accounted for by the equity method through 2003. In 2004, the entire net investment ($7,089) was written off. See Note B to the consolidated financial stateements.

4) US Energy Geothermal LLC was sold in June 2003. See Note B to the consolidated financial statements.

5) USEB acquired its subordinated debt owed to AJG Financial Services on September 30, 2004 which resulted in a $2,729 gain in 2004. See Note K to the consolidated financial statements.

6) AJG Financial Services, Inc. satisfied its obligation to pay for the remaining 50% ownership in certain Illinois gencos which resulted in a $2,000 pre-tax gain in 2004. See Note G to the consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

In March 2005, a special committee of independent directors was organized to evaluate a potential combination with a private company in a related line of business. No assurance can be given that such transaction will be completed.

On May 9, 2005, Duke Energy Corporation and Cinergy Corp. announced that they were merging. An affiliate of Cinergy owns a minority interest in US Energy Biogas Corp. ("USEB") and we or our subsidiaries are parties to various agreements with Cinergy affiliates pursuant to which, among other things, USEB would enhance current power projects or develop new projects. We are currently unable to determine thte impact of this merger on our relationship with Cinergy or these opportunities.

During 2004, our $4,029 loss from operations was principally the result of the $7,089 write off of the Company's investment in SEFL. Our Net Loss of $9,244 includes $6,560 in gains from the disposal of segments ($4,560 from the sale of USE Canada and $2,000 from the payment for ownership interest in Illinois based generating project entities previously sold to AJG) the expensing of $13,858 of transaction costs associated with the Countryside transaction (refer to Note K to the Consolidated Financial Statements) and $6,989 in losses from Foreign Currency Transactions (refer to Note N to the Consolidated Financial Statements).

RESULTS OF OPERATIONS

Comparison of 2004, 2003 and 2002

Net Income Applicable to Common Stock:

The Company's Net Income/(Loss) Applicable to Common Stock for the year ended December 31, 2004 was $(10,072) compared with net income of $1,009 for 2003 and a loss of $(11,082) for 2002. The for the 2004 period from the 2003 period was primarily to (i) the inclusion in 2004 of $6,989 in foreign currency translation expense related to USEB's debt with Countryside Canada which closed in April, 2004; (ii) the inclusion of $1,441 in net non-recurring expenses (transaction costs less minority interests and gain on disposal of segment) related to the completion of the sale of USEY Canada and the refinancing of the USEB debt; (iii) the inclusion of $7,089 in expense related to the write off on the SEFL investment; (iv) an increase of $5,467 in income tax benefits due to the increase in transaction costs and the write off of the SEFL investment and (v) the inclusion of $2,279 in gains associated with USEB's acquisition of subordinated indebetness below the face value of such indebtedness.

Operating Income:

A summary of the components of operating income follows:

(Dollars in thousands)

	2004	2003	2002
Revenues	$ 20,108	$ 24,999	$ 28,620
Operating Expenses	9,646	10,964	14,842
General and Administritive Expenses	3,241	5,918	9,958
Depreciation and Amortization	4,279	3,874	5,906
Investment Writeoffs	7,089	—	3,684
(Gain) From Joint Ventures	(118)	(792)	(60)
Income/(Loss) from Operations	$ (4,029)	$ 5,035	$ (5,710)

In comparing fiscal information it should be noted that:

1) The Company sold its investment in USE Geothermal on June 30, 2003 and was deemed a discontinued operation in 2003.

2) The Company's investment in SEFL was reduced to 32% in the 4th quarter of 2003. The Company's interest was sold in 2004. See Note B to the consolidated financial statements.

3) Effective December 31, 2003, USE Canada was deemed to be a discontinued operation in connection with its anticipated sale to the Countryside Fund. The sale was completed on April 8, 2004. See Note B to the consolidated financial statements.

4) USEB acquired its subordinated debt owed to AJG Financial Services on September 30, 2004 which resulted in a $2,759 pre-tax gain in 2004.

5) AJG Financial Services, Inc. satisfied its obligation to pay for the remaining 50% ownership in certain Illinois gencos which resulted in a $2,000 pre-tax gain in the second quarter of 2004.

6) The USEB Readville cogeneration project was closed effective October 1, 2003 due to the termination of the contract with the energy user.

Investments in joint ventures are accounted for under the equity method of accounting, and accordingly, revenues and expenses of these investments are not included in our consolidated statements of operations.

REVENUES

The Company's 2004 revenues were $20,108 compared with $24,999 for 2003 and $28,620 for 2002. The decrease of $4,891, or 20%, from 2004 to 2003 was primarily due to: (a) the closing of a USEB project in 2003 due to a contract termination ($2,933), (b) a decrease in USEB revenue due to changes in net rates received for energy sales ($1,238) offset partially by $949 in increased volume of energy sales, (c) the elimination of other revenues related to USEB operations that were offset by operating expenses ($1,009) and (d) the elimination of SEFL management fees ($550).

The $3,621 decrease in revenues in 2003 from to 2002 was due primarily to the deconsolidation of SEFL in the financial statements for 2003. In 2002, revenues from SEFL were $3,453.

EXPENSES

***Operating Expenses*:** The Company's 2004 operating expenses were $9,646 compared with $10,964 in 2003 and $14,842 in 2002. The $1,318, or 12%, decrease in 2004 was the result of the elimination of USEB operating expenses that were offset by a decrease in USEB revenues as indicated above ($1,000), a decrease in USEB project operating expenses due to the termination of a project contract, ($174) and a general reduction in USEB operating expenses, ($144). Operating expenses as a percentage of revenues increased from 44% in 2003 to 48% in 2004 primarily due to the inclusion, in 2003, of a $1,900 fee associated with the termination of a contract for a USEB project.

The $3,878, or 26%, decrease in operating expenses in 2003 when compared to 2002 was primarily due to the deconsolidation of SEFL and recording of USE Canada and Geothermal as discontinued operations. Operating expenses as a percentage of revenues decreased from 52% in 2002 to 44% in 2003 due to the reduction in the number of USEB full time employees resulting from the outsourcing of project operating and maintenance expenses and the implementation of cost reduction strategies.

***General and Administrative Expenses*:** General and administrative expenses for 2004 were $3,241, a decrease of $2,677, or 45%, compared with the 2003. Expenses for 2003 decreased by $4,040, or 41% when compared with 2002. General and administrative expenses as a percentage of total revenues were 16%, 24% and 35% for 2004, 2003 and 2002, respectively. The following table summarizes general and administrative expenses for 2004, 2003 and 2002.

	2004	2003	2002
General and Administrative Expenses			
Salaries, Other Compensation and Consulting	$ 5,659	$ 3,336	$ 4,964
Legal and Professional	712	722	660
Insurance	470	623	789
Corporate Expenses	412	572	371
Other	827	665	3,174
Countryside Fund Expense Reimbursement	(4,839)	—	—
Total:	$ 3,241	$ 5,918	$ 9,958

For 2004, general and administrative expenses included the reimbursement from the Countryside Fund of $4,839 for expenses incurred by the Company related to the Countryside Fund transaction. This reimbursement was utilized in part to offset the increase in additional compensation awarded to employees generally pursuant to existing employment arrangements and bonus plans.

The $4,040, or 41%, decrease in general and administrative expense in 2003 when compared with 2002 was due primarily to the inclusion in 2002 of previously deferred compensation of $1,500, the payment of severence and consulting fees related to the consolidation of the accounting and administrative functions of the Company of $1,100, an increase in the reserve for uncollectible accounts receivable of $1,000, the expensing of $760 in development costs previously capitalized and the inclusion of $450 applicable to US Enviro Systems, which was sold in 2002, offset in part by the 2003 reserve for SEFL management fees of $992.

***Depreciation and Amortization*:** Depreciation and amortization expenses were $4,279 in 2004 compared with $3,874 for 2003, an increase of $405 or 10%. The increase was due to an increase in the amortization of debt issuance costs associated with the the Countryside Fund transaction. Amortization costs for subsequent years will be approximately $200 higher than those reported in 2004 due to the fact that the amount recorded in 2004 does not reflect full year's amortization of debt issuance costs associated with the Countryside Fund transaction which closed on April 8, 2004.

The $2,032, or 34%, decrease in depreciation and amortization expenses in 2003 was primarily due to the sale of U.S. Enviro Systems in 2002.

Interest and Dividend Income: Interest and dividend income for 2004 was $2,828, an increase of $1,693, or 149%, compared with $1,135 for 2003. The increase in interest income is primarily from the interest earned on the $14,000 purchase note (bearing a 15% interest rate) delivered by AJG Financial Services in payment of the balance of the purchase price owed in connection with the acquisition of ownership interests in certain of the Illinois based generating project entities that it acquired from USEB. See Note G to the consolidatd financial statements.

The $597, or 34%, decrease in interest income in 2003 when compared to 2002 was due to a reduction in the amount of interest related to the installment sale of partnership interests. See Note G to the consolidated financial statements. The decrease is the result of the reduction in payments on the notes due to the expiration of the production of section 29 tax credits for a number of the USEB projects. Interest income for the installment sales was $447 in 2003 compared with $754 in 2002. The balance of the reduction was reflective of lower market rates resulting in lower interest earnings on investments.

Foreign Currency Transaction: Foreign Currency Transaction Expense was $6,989 for the year ended December 31, 2004. This expense represents the adjustment, as required by SFAS 52, Foreign Currency Translations, to the outstanding principal owed to the Countryside Fund to reflect the change in the currency exchange rate from the start of the reporting period. The Company is required by the loan agreement with the Countryside Fund to maintain a currency hedging arrangement with respect to the Countryside debt hedging all of the debt service payments due thereunder through early April 2007 and thereafter, hedging at least 75% (though the Company currently intends to hedge 100%) of such payments through the 12 year balance of the term of such debt. While the foreign currency hedging arrangements entered or to be entered into by USEB will fix the exchange rate for cash flow purposes, future fluctuations in the exchange rate may impact the Company's financial results. The Canadian dollar to one US dollar exchange rate increased to $1.2096 from the $1.314 that existed as of the origination of the financing on April 8, 2004. The change resulted in a net expense of $6,989, after adjustments relating to our foreign currency cash flow hedge. The Deferred Tax asset was increased by $2,655 to reflect the tax effect of the Foreign Currency Transaction loss. During 2003 and 2002, there were no Foreign Currency Transaction adjustments as the Countryside loan originated on April 8, 2004.

Interest Expense: Interest expense for 2004 was $9,443, an increase of $2,665, or 39%, when compared to the $6,779 in interest expense reported for 2003. This increase is the result of the increase in total amount of non-related party, interest bearing debt outstanding as of December 31, 2004 when compared to December 31, 2003 and the increase in the interest rate on the debt to 11% from an average interest rate of 8.7% as of December 31, 2003. The changes in the total outstanding debt and the interest rate resulted from the Countryside Fund transaction that originated on April 8, 2004. Interest expense for years subsequent to 2004 will be higher than in 2004 due to the fact that the amount recorded in 2004 does not reflect the full year of increased interest rates and increased debt outstanding resulting from the Countryside Fund transaction. See Note K to the consolidated financial statements.

The $987, or 13%, decrease in interest expense in 2003 when compared with 2002 was primarily the result of lower interest rates on variable rate debt and the continued amortization of principal on the outstanding debt.

Unrealized Gain/(Loss): The unrealized gain of $1,588 for 2004 is comprised of $1,246 of mark to market gains in open trading positions from the investment of the Illinois Accounts and $1,315 in gains associated with foreign currancy exchange rates Less taxes of $974. The unrealized gains for 2003 and 2004 were from gains associated with foreign currency exchange rates from our discontinued foreign operations.

Income Tax: Provision for income taxes resulted in a tax benefit for 2004, 2003 and 2002 of $6,694, $1,227 and $5,671, respectively. The 2004 increase in the provision for income taxes is primarily due to the write off of the SEFL investment (refer to Note B to the Consolidated Financial Statements), the expensing of costs associated with the Countryside transaction (refer to Note K to the Consolidated Financial Statements) and Foreign Currency Transaction Expense associated with the Countryside financing (refer to Note N to the Consolidated Financial Statements). The Company has a Net Operating Loss ("NOL") carry forward of approximately $50,000, some of which is subject to limitation under Section 382 of the IRS code.

Transaction Costs: In 2004, we incurred transaction costs of $13,858 associated with the Countryside Fund. These costs include $10,428 in debt prepayment fees paid to John Hancock and ABB Energy Capital due to the prepayment of the debt prior to its maturity, $1,802 related to the write off of unamortized debt issuance cost associated with John Hancok and ABB Energy Capital debt and $1,628 for internal Company expenses associated with the transaction.

Other Income/(Loss): In 2004 we had Other Income/(Loss) of $2,641. This income was primarily comprised of a $2,729 pre tax gain associated with the acquisition of the AJG subordinated debt.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations at December 31, 2004 and the effect such obligations are to have on our liquidity and cash flow in future periods.

(Dollars in thousands)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Debt Obligations	$ 87,814	$ 1,517	$ 3,582	$ 4,458	$ 78,257
Operating Leases	776	291	478	7	—
Purchase Obligations (1)	1,224	288	864	72	—
Other Long Term Liabilities (2)	49,028	0	0	1,000	48,028
Total	$ 138,842	$ 2,096	$ 4,924	$ 5,537	$ 126,285

Footnotes:

(1) The Company is a party to contractual obligations including gas purchase agreements and operation and maintenance agreements which do not specifically provide for a minimum purchase obligation and accordingly are not included above. In 2004, we paid an aggregate of $1,753 pursuant to such arrangements.

(2) Other Long Term Liabilities reflected on registrants balance sheet according to GAAP. On the balance sheet, this is titled Illinois Subsidy Liability. The $26,346 reported on the balance sheet is equal to $49,028 owed to Illinios under the Retail Rate Program less $22,682 related to the GAAP treatment of the subsidy.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, cash and marketable securities totaled $45,591, of which $15,982 was unrestricted, as compared with $3,725 of unrestricted cash at December 31, 2003. The financing arrangements between the Countryside Fund and the USEB projects require these subsidiaries to maintain various restricted cash accounts, which, at December 31, 2004, amounted to $29,609. Included in the cash and marketable securities is $21,428 that is managed by a money manager under investment allocation parameters established by the Company and USEB. The investment accounts managed by the money manager, as of December 31, 2004 included $13,352 invested in equity funds, $6,945 invested in debt funds and $1,131 being held in cash or cash equivalents. The cost basis of the investments, which have been invested with the money manager since July 2004, is $20,182.

During the year ended December 31, 2004 net cash flows provided by operating, financing activities and investing activities resulted in an increase in cash and marketable securities of $24,677.

During 2004, cash flow utilized by operating activities was $(2,418) which is a decrease of $11,859 from the $9,441 of cash provided by operating activities for 2003. The decrease is the result of the loss of operating cash flow from the sale of USE Canada and the termination of the SEFL investment plus additional interest paid by USEB as the result of the the Countryside Fund transaction.

Cash flows from investing activities was $14,100 for 2004, an increase of $16,497 from the amounts reported for 2003. The increase was due to the sale of USE Canada.

Cash flow from financing activities was $14,994 for 2004, an increase of $14,229 when compared to the amount from 2003. The increase is primarily the result of refinancing of the USEB debt with the Countryside Fund and the sale of the USEB roayalty interest to the Countryside fund.

USEB's financing arrangements with the Countryside Fund limit the ability of USEB and its subsidiaries to distribute funds to the Company or to make improvements or expand certain projects unless specified conditions are satisfied.

We continue to evaluate current and forecasted cash flow as a basis to determine financing operating requirements and capital expenditures. We believe that we have sufficient cash flow from operations and working capital including unrestricted cash on hand to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements during the next twelve months.

SIGNIFICANT ACCOUNTING ESTIMATES

The Company utilized estimates in the calculation of the valuation of the Goodwill Asset. See Note A(6) to the consolidated financial statements. Actual future operating results that deviate from the estimates would have an effect on the future valuation of the Goodwill Asset.

CERTAIN RISK FACTORS THAT MAY IMPACT US

Set forth below and elsewhere in this report and other documents we file with the SEC are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements contained in this report.

RISKS RELATED TO THE COMPANY

Our subsidiaries have substantial indebtedness and in connection with their existing indebtedness we have agreed to significant restrictions upon their operations, including their ability to use their cash.

We have substantial debt that has been incurred to finance the acquisition and development of energy facilities. As of December 31, 2004, our total consolidated long term debt was $87,814. The terms of this debt require USEB to deposit $250 per calender quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at certain levels. USEB was only required to make $84 of additional deposits into the debt service reserve during 2004. Until an amount is deposited into the reserve equal to $250 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty payments or from expending funds to expand its production capacity. Whether USEB will be able to meet our debt service obligations and fund the debt service reserve obligations will depend primarily upon the performance of its energy projects.

We have rate risk within the Illinois Retail Rate Program.

During 2004, USEB experienced major rate reductions at three of the Illinois projects operating under the Illinois Retail Rate Program. The off-taker at such projects is Commonwealth Edison. Retail rates for these projects, which are adjusted annually in arrears, decreased by amounts ranging from 26% to 40% per kwh. Projects participating in this program accounted for 59% and 47% of our revenues in 2004 and 2003, respectively. USEB cannot predict whether any other rate changes are likely. Any additional rate decreases will have a negative effect on our operating results and cash flow.

We depend on our electricity and landfill gas customers.

Our energy facilities rely on one or more energy sales agreements with one or more customers for a substantial portion of their revenues. Any material failure by any customer to fulfill its obligations under an energy sales agreement could have a negative effect on the cash flow available to us and on our results of operations. Commonwealth Edison accounted for 42% and 34% of our revenues in 2004 and 2003, respectively. Our business of owning, operating power plants and district energy systems involve considerable risk.

The operation of energy generation facilities involves many risks, including the breakdown or failure of power generation, heating and cooling, equipment, transmission lines, pipes or other equipment or processes and performance below expected levels of output or efficiency. Although the facilities in which we are or will be involved contain some redundancies and back-up mechanisms, no assurances can be made that those redundancies or back-up mechanisms would allow the affected facility to perform under applicable power purchase and energy sale agreements. USEB has entered into operation and maintenance agreements with GE/Jenbacher and RUN Energy for eight and two of its projects, respectively. As a result, USEB is and will be dependent on these third party operators for the successful operation of these projects. To the extent that these parties do not fulfill their obligations under these agreements, USEB's operations at these projects could be adversely affected. Renewable energy projects such as geothermal, biogas and biomass projects are dependent upon energy and fuel supplies, which may experience significant changes. Our energy projects, particularly our district energy systems, experience changes in revenue and expenses due to seasonality.

We may lose our status as a qualifying facility.

If any of our projects were to lose its status as a QF, then it could become subject to rate (and other) regulation as a public utility under the federal and state law. This would result in substantial regulatory burdens, and possibly insurmountable impediments, to affected entities with regard to conducting business in the manner currently conducted and contemplated. In addition, loss of QF status could trigger defaults under covenants to maintain QF status in various purchase and loan agreements and result in termination, penalties or acceleration of indebtedness under such agreements, plus interest. A facility may lose its QF status on a retroactive or a prospective basis.

While certain legislation to repeal and amend certain sections of PURPA, which had been pending before the United States Senate and the United States House of Representatives, would have protected each existing contract of QFs from a repeal of the obligation of electric utilities to purchase from QFs under their existing PPAs, there is no guarantee that any future legislation, as passed into law, would contain provisions to grandfather such PPAs. Loss of

QF status for any Biogas Project could lead to, among other things, a requirement that the Biogas Project refund payments previously made under the PPAs, with interest.

Under the FPA, FERC has exclusive rate-making jurisdiction over wholesale sales of electric energy and the transmission of electric energy in interstate commerce. These rates may be determined on either a cost-of-service basis or, if the applicable standards are met, using a market-based approach. If any Biogas Project were to lose its QF status, the rates set forth in the applicable PPA would have to be filed with FERC and would be subject to initial and potentially subsequent reviews by FERC under the FPA, which could result in reductions to such rates.

Loss of QF status by any Illinois-based Biogas Project would cause it also to lose its QSWEF status. See "Business Regulation".

A significant source of US Biogas revenues are generated from special tax credits provided for the sale of landfill gas to third parties and these credits will expire.

USEB benefits from Section 29 of the Internal Revenue Code. Section 29 provides that owners of biogas facilities that collect and sell biogas as a fuel are permitted to reduce their annual federal income tax liability with a tax credit based upon the volume of the biogas sold to unrelated third parties. Historically USEB has sold interests in the Gascos producing these tax credits to financial investors and such sales have provided USEB with additional revenue. Part of the purchase price is contingent on gas production. If gas production were to fall, USEB's revenues may decline. USEB has agreed to indemnify the financial investors that have purchased interests in the Gascos for certain losses suffered by such investors in the event that the Section 29 tax credits are denied in certain circumstances.

The tax credit is available for biogas produced at projects that had existing gas collection facilities that were placed in service before July 1, 1998. The tax credits are available for qualifying projects until December 31, 2007, except that projects which were in operation prior to 1993 qualified for the tax credits only through 2002. Therefore the universe of projects eligible for tax credits is limited. From time to time, legislation has been proposed to renew Section 29 tax credits, but it is uncertain whether this legislation will be enacted, what its final form will be, and in particular whether such legislation would extend Section 29 tax credits for existing projects or make them available only for new projects. The unavailability of these tax credits for future biogas projects may make such future projects less attractive for investment. The expiration of these tax credits for existing projects may make some biogas projects financially unviable and reduce USEB's revenues.

Neither USEB, any of the Gascos, nor any Gasco partner has received a ruling from the IRS confirming that the biogas facilities of the Gascos meet the requirements of Section 29, that the sales of interests in the Gascos by USEB were structured in a way that would entitle the buyers to Section 29 credits, or that sales of methane from the Gascos to the Gencos or Transcos generate Section 29 credits. While a ruling is not required, as is the case with any Section 29 transaction in which a ruling is not obtained, the IRS may challenge the availability of Section 29 credits to any of the Gascos or to its partners.

We may be unable to acquire or renew the numerous permits and approvals required to operate power facilities.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies, as well as compliance with environmental laws and other regulations. While we believe that we are in substantial compliance with all applicable regulations and that each of our projects has the requisite approvals, our projects require compliance with a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. There can be no assurance that new laws or amendments to existing laws which would have a materially adverse affect will not be adopted, nor can there be any assurance that we will be able to obtain all necessary permits and approvals for proposed projects or that completed facilities will comply with all applicable permit conditions, statutes and regulations. In addition, regulatory compliance for the construction of new facilities is a costly and time consuming process which may necessitate substantial expenditures to obtain permits, and may create a significant risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

We have legislative risk pertaining to the continuation of the Illinois Retail Rate Program

Ten of the Illinois project owned by our USEB subsidiary operate under the Illinois Retail Rate program. Under the program, the Illinois Commerce Commission mandates that the local utility purchase power from our projects at above market rates. The utility is reimbursed by Illinois for any payments made to our projects above market rates or avoided costs. From time to time during the past few years and in each of 2004 and 2005, the Governor and/or Lieutenant Governor of Illinois and members of the Illinois legislature have proposed changes to or the elimination of the Illinois Retail Rate Program and have introduced legislation to such effect. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminate the benefits received by the Company under this program would have a material adverse effect on the Company, as the revenues from such projects constitued 59% of our revenues in 2004.

We may face substantial impediments to completing future acquisitions and development projects.

Our growth strategy depends on our ability to identify and acquire appropriate companies or energy projects, our ability to develop new energy projects, our ability to integrate the acquired and developed operations effectively and our ability to increase our market share. We cannot assure you that we will be able to identify viable acquisition candidates or development projects, that any identified candidates or development projects will be acquired or developed, that acquired companies or power facilities and developed projects will be effectively integrated to realize expected efficiencies and economies of scale, or that any acquisitions or development projects will prove to be profitable or be without unforeseen liabilities. In the event that acquisition candidates or development projects are not identifiable or acquisitions or development projects are prohibitively costly, we may be forced to alter our future growth strategy. As we continue to pursue our acquisition and development strategy in the future, our stock price, financial condition and results of operations may fluctuate significantly from period to period.

We have limited available capital, and we may need additional financing in the future.

We believe that our current and anticipated cash flow from operations and assets sales from the financing sources and transactions described herein will be sufficient to meet our anticipated cash requirements for the next twelve months; however, there can be no assurance in this regard. As of December 31, 2004 we had $15,982 in unrestricted cash available. If we are unable to generate cash flows from operations to fund our working capital needs, we would be required to obtain additional equity or debt financing to continue to operate our business. In addition, we anticipate that each project we acquire or develop will require us to raise additional financing, some of which may be in the form of additional equity.

There can be no assurance that this capital will be available to us, or if available, that it will be on terms acceptable to us. If issuing equity securities raises additional funds, significant dilution to existing stockholders may result. If additional financing for projects is not available on acceptable terms, we may have to cancel, decline or defer new projects. Any inability by us to obtain additional financing to meet cash or capital requirements, if required, may have a material adverse effect on our operations.

Environmental Health and Safety Risks

Our projects are regulated by numerous and significant laws, including statutes, regulations, by-laws, guidelines, policies, directives and other requirements governing or relating to, among other things: air emissions, discharges into water, the storage, handling, use, transportation and distribution of dangerous goods and hazardous and residual materials, such as chemicals; the prevention of releases of contaminants, pollutants or hazardous materials into the environment; the presence, remediation and monitoring of contaminants, pollutants or hazardous materials in soil and water, including surface or groundwater, both on and off site; land use and zoning matters; and workers health and safety matters. As such, the operation of the projects and systems carry an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in the projects and systems being involved from time to time in administrative and judicial proceedings relating to such matters, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Our projects have obtained environmental permits that are required for their operation. Although we believe that the operations of the facilities are currently in material compliance with applicable environmental laws, including permits required for the operation of the projects and systems and although there are environmental monitoring and reporting systems in place with respect to all the projects and systems, there is no guarantee that more stringent laws will not be imposed, that there will not be more stringent enforcement of applicable laws or that such systems may not fail, which may result in material expenditures. Failure by the projects and systems to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, including as a result of unanticipated liabilities (whether as a result of newly discovered issues or known issues that have not been quantified) or expenditures for investigation, assessment, remediation or monitoring, could result in additional expense, capital expenditures, restrictions and delays in the projects' and systems' activities, the extent of which cannot be predicted and which may be material.

Resource Availability and Constancy

The Biogas Projects rely on the extraction of biogas from public and privately-owned landfill sites. The decomposition of waste causes the release of methane gas, carbon dioxide, and other gaseous material into the ground and atmosphere. Landfills typically can emit biogas for more than 30 years. Landfills generally produce biogas in increasing volumes during their initial years of operation and for several years after they are closed. Then the biogas volume gradually declines over ensuing years. Therefore each project is likely to produce less revenue after the first years following the landfill closing, and may over time become unprofitable as the volume of biogas continues to decline. Thus in many cases it is not profitable to maintain projects more than a certain number of years following the closing of the related landfill. The quantity of available biogas is determined by numerous factors including, without limitation, filling pattern of the landfill, the composition of the waste, compaction, moisture content, time and climatic conditions. These factors are beyond the control of USEB. Further, they constitute future events that cannot be predicted with certainty. In the event that the amount of biogas produced by a landfill is less than expected, the methane component of the gas is less than expected or the duration of biogas emission is shorter than expected, the sale of biogas by USEB, the production of electricity by USEB and/or the amount of revenue received by USEB from the sale of Section 29 tax credits may be adversely affected in a material manner.

Generally with respect to each Biogas Project: (i) the Gasco's right to extract biogas from the landfill is subject to a long-term gas rights agreement with the landfill owner; (ii) the Genco or Transco's right to purchase biogas from the Gasco is subject to a long-term gas purchase agreement with the Gasco; and (iii) the Genco or Transco's right to occupy the landfill is subject to a long-term lease with the landfill owner. In certain cases, based on the occurrence of certain events, including an event of default by the Gasco, Genco or Transco the contract counterparty may terminate the applicable agreement or lease prior to the expiry of its term. While USEB believes that the Biogas Projects, Gascos, Gencos and Transco's are in material compliance with all of their respective agreements or leases, if one of the foregoing agreements or leases was terminated prematurely, for any reason, the relevant Biogas Project would be affected in a material adverse manner.

QSWEF Status

All of USEB's Illinois-based Biogas Projects qualify as QSWEFs and therefore benefit from the Rate Incentive Program. The Rate Incentive Program permits such QSWEFs to sell electricity that they generate to public utilities in whose service areas the QSWEFs are located at a rate that during the period of the Rate Incentive Program (a) is equal to the average amount per kwh paid by the local governmental entities for electricity (with certain exceptions) in such QSWEFs' respective jurisdictions and (b) typically exceeds the public utilities' respective Avoided Costs. Eligibility for the Rate Incentive Program is based on compliance with the requirements contained in the Illinois Public Utility Act, regulations promulgated by the ICC ("ICC Regulations") and the ICC Orders issued by the ICC respecting QSWEFs. A QSWEF would lose all or some of the benefits provided by the Rate Incentive Program if it were found to be in non-compliance with these requirements. Similarly, a QSWEF may lose all or some of such benefits in the event of modifications to the Illinois Public Utility Act, the ICC Regulations, the ICC Orders or ICC policies or repeal of the Illinois Public Utility Act. In such event, the revenues and profits from the affected QSWEFs may be materially adversely impacted.

The rate incentive received by each QSWEF, which must be reimbursed to Illinois, represents the excess of the Gross Contract Rate received by such QSWEF from the public utility less the public utility's Avoided Cost. Therefore, the QSWEF's rate incentive and corresponding reimbursement obligation will depend, among other things, on the level of such Avoided Cost, which is beyond the control of the QSWEF.

Loss of QSWEF status could trigger defaults under covenants to maintain QSWEF status in various purchase and loan agreements (including the loans agreements with Countryside Fund) and result in termination, penalties or acceleration of indebtedness under such agreements plus interest.

Illinois Subsidy Liability Repayment

The ICC has broad powers to enforce and interpret the provisions of the Illinois Public Utility Act, ICC Regulations and ICC Orders. In the future, the ICC may promulgate new regulations and establish new policies or modify existing regulations and policies. Such actions, if taken and upheld by the courts, may have a materially adverse impact on some or all of the Illinois-based Biogas Projects. The ICC has enforcement authority to direct each owner of an Illinois-based Biogas Project to satisfy its subsidy liability repayment obligations, which authority may extend to, among other matters, the legal entity that is to hold the Illinois Accounts, the amount of funds to be deposited annually in the Illinois Accounts and the kinds of investments in which such funds are or may be invested. Although the ICC has considered imposing and has imposed such requirements in the past as a condition to its approval of certain proposed transactions, it cannot be predicted with certainty whether and under what similar or different circumstances the ICC may attempt to impose any of such requirements in the future. However, provided the QSWEFs (a) remain in compliance in good faith with the current Illinois Public Utilities Act, ICC Regulations and ICC Orders, (b) make timely deposits to their Illinois Accounts that, together with earnings thereon from a reasonable and balanced investment portfolio, are reasonably sufficient to meet the QSWEFs' reimbursement obligations to the Illnois, and (c) do not seek approval from the ICC for any transactions that require ICC approval or modify existing ICC Orders, the we have no reason to believe that the ICC will take any such actions respecting the QSWEFs in a manner materially adverse to them.

Under the Illinois Retail Rate Program, each QSWEF must begin to repay the subsidy it has received to Illinois beginning no later that the earlier of the date the QSWEF has paid or otherwise satisfied in full the capital costs or indebtedness incurred in developing its facility and 10 years after the date its facility commenced commercial operation, with such repayment to be completed no later than the earlier of 20 years after such date of commencement of commercial operation and the end of its facility's actual useful life. In order to meet this obligation, each QSWEF has established an Illinois Account in which it has deposited and will continue to deposit a portion of the subsidy as it is received with the expectation that such deposits, when invested prudently in a balanced portfolio managed by professional advisors, will over time generate sufficient earnings to permit such QSWEF to meet its reimbursement obligations to Illnois as and when they come due. However, in the event the ICC exercised its enforcement authority in a manner that resulted in a lower return than expected or the investments in the Illinois Accounts otherwise do not generate the expected earnings, a QSWEF may not have sufficient funds to meet its obligations to reimburse the Illnois when such obligations come due with potential material adverse consequences to the affected QSWEF.

Future Foreign Currency Exchange Risk

Pursuant to the terms of the financing arrangements with the Countryside Fund, USEB is required to make debt service payments to the Countryside Fund in Canadian dollars. USEB has entered into a hedge agreement expiring March 2007 with financial institutions fixing the US dollar to the Canadian dollar exchange rate at approximately US$0.76 per Canadian dollar through March 31, 2007. Beginning April 1, 2007, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement and no new hedge agreement is in place.

The energy business is very competitive and increased competition could adversely affect us.

In addition to competition from electric utilities in the markets where our projects are located, our energy business also faces competition from companies currently involved in the cogeneration and independent power market throughout the United States. Some of these companies are larger and better financed than we are. Although we believe that we will be entering segments of the marketplace where we will not face extensive competition, no assurances can be made that we will be able to enter these markets or that there will not be competition in such markets. Additionally, in recent years, such competition has contributed to a reduction in electricity prices in certain markets.

While a majority of the off-takers of our projects are contractually obligated to purchase electricity under long-term power PPAs, the projects based on market pricing will be exposed to fluctuations in the wholesale price of electricity. In addition, should any of the long-term contracts terminate or expire, we will be required to either negotiate new PPAs or sell into the wholesale market for electricity, in which case the prices for electricity will depend on market conditions at the time. Similarly, when the Biogas Projects located in Illinois are no longer eligible to receive incentives under the Rate Incentive Program, it is expected that the projects will seek to negotiate new contracts in the Green Power Market based on rates prevailing in the Green Power Market at the time. Further, the Gross Contract Rate which USEB's Illinois-based Biogas Projects receive is equal to the average amount per kwh paid by the local government entities in the project's respective jurisdiction and, therefore, may be subject to change.

We operate in an emerging industry and have limited marketing capabilities.

Although the energy markets in which we operate have been in existence for a number of years, they are still in the development stage. As is typically the case in an emerging industry, levels of demand and market acceptance for products and services are highly uncertain. Further, we have limited financial, personnel and other resources to undertake extensive marketing activities.

We may experience project development risks.

Our ability to develop new projects is dependent on a number of factors outside our control, including obtaining customer contracts, power agreements, governmental permits and approvals, fuel supply and transportation agreements, electrical transmission agreements, site agreements and construction contracts. No assurances can be made that we will be successful in obtaining these agreements, permits, and appraisals. Project development involves significant environmental, engineering and construction risks.

Although we have insurance it may not cover every potential risk associated with our operations.

Although we maintain insurance of various types to cover many of the risks that apply to our operations, including $2,000 of general liability insurance, a $20,000 umbrella policy, as well as separate insurance for each project, our insurance will not cover every potential risk associated with our operations. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various types of market risk in the normal course of our business including the impact of interest rate changes, foreign currency exchange rates fluctuations, changes in the wholesale price of energy and changes in corporate tax rates. Fluctuations in interest rates and investment yields will effect earnings derived from the investment of the various reserve accounts which could have a material effect on the Company's financial performance. Fluctuations in the foreign currency exchange rate between the US dollar and the Canadian dollar as it relates to the payment of debt service on the the Countryside Fund loan could also have a material effect on the Company's financial performance.

Generally the Company does not enter into any interest rate or derivative transaction as a hedge against these market risks as the underlying asset and investments are long-term in nature. However, the foreign currency hedge entered into by USEB, as further discused in Notes K and N to our consolidated financial statements, eliminates the impact, from a cash flow perspective, of fluctuations in exchange rates on our Countryside debt service payments through March 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements together with the report of the independent registered public accounting firm thereon, are presented under Item 15 of this report.

Supplementary Financial Information

2004 (Dollars in thousands, except share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating Revenue	$ 5,117	$ 4,479	$ 6,213	$ 4,299
Operating Income	(6,501)	(759)	1,812	1,419
Net Income(Loss) for Common Stock	(4,181)	(1,952)	(883)	(3,056)
Basic Earnings(Loss) per Common Stock	(0.35)	(0.17)	(0.07)	(0.26)
Diluted Earnings per Common Stock	—	—	—	—

2003 (Dollars in thousands, except share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 5,883	$ 6,207	$ 6,390	$ 6,519
Operating Income	1,657	1,121	741	1,516
Net income for Common Stock	143	1,370	315	(818)
Basic Earnings per Common Stock	0.01	0.11	0.03	(0.07)
Diluted Earnings per Common Stock	0.01	0.08	0.02	—

Disposal of Segments of a Business:

During 2004, the Company disposed of various equity interests in business segments as described below:

1. During the three months ended March 31, 2004, the Company sold its interests in Scandinavian Energy Finance, Limited producing an after tax loss of $4,395. Please refer to Note B to the Consolidated Financial Statements for further discussion.
2. During the three months ended June 30, 2004, the Company sold its interest in USE Canada Energy Corp, producing an after tax gain of $4,560. Please refer to Note B to the Consolidated Financial Statement for further discussion.

During 2004, the Company's financial results included various extraordinary, non-recurring items as described below (all amounts specified are after the effect of taxes and minority interests):

1. During the three months ended June 30, 2004, the Company financial results included $4,110 of extraordinary expense related to the refinancing of USEB's debt, see Note K to the Consolidated Financial Statements and a $673 gain related to the completion of the sale of ownership interests in Illinois based generating project entities, see Note G to the Consolidated.
2. During the three months ended September 30, 2004, the Company's financial results include a $920 gain related to USEB's acquisition of a subordinated note below the note's face value, see Note K to the Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On November 18, 2004, we received a letter from Kostin, Ruffkess & Company, LLC, the firm that had served as our independent registered public accountants since 2001 ("Kostin Ruffkess"), stating that they intended "to withdraw from audit work in the public company arena."

Kostin Ruffkess' reports on our consolidated financial statements for each of the years ended December 31, 2004 and 2003 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2004 and 2003 and the subsequent interim period through June 10, 2005, the date Kostin Ruffkess ceased to serve as our principal independent registered public accountants, there were no disagreements with Kostin Ruffkess on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Kostin Ruffkess, would have caused it to make a reference thereto in its reports on our financial statements for such periods.

On April 4, 2005, we engaged Eisner LLP ("Eisner") as our independent registered public accountants for the year ending December 31, 2005 and the interim periods prior to such year-end. The decision to retain Eisner was approved by the audit committee of our Board of Directors. During our two most recent fiscal years and all subsequent interim periods, we did not consult with Eisner regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, nor did Eisner provide advice to us, either written or oral, that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue. Further, during our two most recent fiscal years or subsequent interim periods, we have not consulted with Eisner on any matter that was the subject of a disagreement or a reportable event.

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U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
U.S. Energy Systems, Inc.
White Plains, New York

We have audited the accompanying consolidated balance sheets of U.S. Energy Systems, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations and other comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not examine the financial statements of USE Canada Energy Corp. for the year ended December 31, 2003, a consolidated subsidiary whose statements reflect total assets and income constituting 16% and 65%, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion insofar as it relates to the amounts included for USE Canada Energy Corp. as of December 31, 2003 and the related year ended is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors in 2003, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Energy Systems, Inc. and subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operation and their consolidated cash flows for each of the years ended December 31, 2004, 2003 and 2002 in conformity with U.S. generally accepted accounting principles.

As discussed in note A(2) to the consolidated financial statements, the consolidated financial statements have been restated.

Kostin, Ruffkess & Company, LLC
Farmington, Connecticut

/s/ Kostin, Ruffkess & Company, LLC

March 29, 2005
Except as to the restatement discussed in note A(2) to the consolidated financial statements which is as of August 22, 2005.

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(In thousands)

	DECEMBER 31, 2004 (As Restated)	DECEMBER 31, 2003
ASSETS		
Current Assets:		
Cash	$ 15,982	$ 3,725
Restricted Cash and Marketable Securities	29,609	17,188
Accounts Receivable (less allowance for doubtful accounts $46 and $1,313 in 2004 and 2003, respectively)	4,857	9,105
Installments Sale Partnership Interest and Interest Receivable, Current Portion	2,494	2,678
Other Current Assets	1,639	3,664
Total Current Assets, Net	54,581	36,360
Property, Plant and Equipment, Net	41,901	43,729
Construction in Progress	198	595
Installment Sale Partnership Interest, less Current Portion	23,537	12,987
Notes Receivable	—	1,247
Investments	801	8,251
Debt Issuance Costs, Net of Accumulated Amortization	11,266	2,405
Goodwill	26,618	26,218
Foreign Currrency Hedge	2,414	—
Deferred Tax Asset	14,605	11,812
Other Assets	11	257
Assets to be disposed of	—	28,180
Total Assets	$ 175,932	$ 172,041
LIABILITIES		
Current Liabilities:		
Current Portion Long-Term Debt	$ 1,517	$ 4,928
Notes Payable – Stockholder	—	688
Accounts Payable and Accrued Expenses	4,057	5,887
Deferred Revenue Installment Sale Partnership Interest, Current Portion	398	1,007
Total Current Liabilities..	5,972	12,510
Long-Term Debt less Current Portion	86,297	53,827
Notes Payable – Stockholder	—	10,641
Deferred Revenue Installment Sale Partnership Interest, less Current Portion	16,699	5,105
Deferred Royalty	5,686	—
Illinois Subsidy Liability	26,346	20,652
Advances from Joint Ventures	—	102
Liabilities to be disposed of	—	21,745
Total Liabilities	141,000	124,582
Minority Interests	4,331	8,374

See notes to consolidated financial statements
which are an integral part of the financial statements

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (Continued)
(In thousands)

ASSETS	DECEMBER 31, 2004 (As Restated)	DECEMBER 31,200
Preferred Stock, $.01 par Value, Authorized 10,000,000 Shares:		
Series B, Cumulative, Convertible, Issued and Outstanding 368 Shares	—	—
Series C Cumulative, Convertible, Issued and Outstanding 100,000 Shares	1	1
Series D, Cumulative, Convertible, Issued and Outstanding 1,138,888 Shares	11	11
Total Common Stock, $.01 par Value, Authorized 50,000,000 Shares, issued 12,333,974	123	123
Treasury Stock, at Cost	(2,204)	(2,204)
Additional Paid-in Capital	64,063	64,891
Accumulated Deficit	(33,403)	(24,159)
Other Comprehensive Income	2,010	422
Total Stockholders' Equity	30,601	39,085
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 175,932	$ 172,041

See notes to consolidated financial statements
which are an integral part of the financial statements

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	Year Ended December 31, 2004 (As Restated)	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues	$ 20,108	$ 24,999	$ 28,620
Costs and Expenses:			
Operating Expenses	9,646	10,964	14,842
Investment Write-Offs	7,089	—	3,684
General and Administrative Expenses	3,241	5,918	9,958
Depreciation and Amortization	4,279	3,874	5,906
(Gain) from Joint Ventures	(118)	(792)	(60)
Total Costs and Expenses	24,137	19,964	34,330
(Loss)/Income from Operations	(4,029)	5,035	(5,710)
Interest and Dividend Income	2,828	1,135	1,729
Foreign Currency Transaction Expense	(6,989)	—	—
Interest Expense	(9,443)	(6,779)	(7,766)
Transaction costs	(13,858)	—	—
Other Income	2,641	—	—
Asset Sales	—	(1,944)	—
(Loss) on Investments	—	—	(5,120)
Minority Interest	5,857	296	1,613
(Loss) before Taxes and Cumulative effect of Accounting Change and Disposal of a Segment	(22,993)	(2,257)	(15,254)
Income Tax Benefit (Expense)	6,694	1,227	5,671
(Loss) before Cumulative effect of Accounting Change and Disposal of a segment	(16,299)	(1,030)	(9,583)
Income/(Loss) from discontinued operations	495	1,188	(4,192)
Gain/(Loss) on Disposal of a Segment (net of Income Tax benefit/(expense) of $(8,875), $(887) and $1,080, respectively)	6,560	1,680	(1,619)
Cumulative effect of Accounting Change in Years Prior to 2002(net of Income Tax benefit of $546)	—	—	(754)
Net (Loss) Income	(9,244)	1,838	(16,148)
Dividends on Preferred Stock	(828)	(829)	(831)
(Loss)/Income Applicable to Common Stock	$ (10,072)	$ 1,009	$ (16,979)
Other Comprehensive Income (Loss), Net of Tax			
Net (Loss)/Income	$ (9,244)	$ 1,838	$ (16,148)
Unrealized Gain(net of Taxes	1,588	279	295
Total Comprehensive Income (Loss)	$ (7,656)	$ 2,117	$ (15,853)

See notes to consolidated financial statements which are an integral part of the financial statements

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (continued)
(In thousands,)

	Year Ended December 31, 2004 (As Restated)	Year Ended December 31, 2003	Year Ended December 31, 2002
INCOME (LOSS) PER SHARE OF COMMON STOCK:			
(Loss)Income per Share of Common Stock – Basic	$(0.85)	$ 0.08	$ (1.39)
(Loss)Income per Share of Common Stock – Diluted	$—	$ 0.11	$ —
Weighted Average Number of Common Shares Outstanding – Basic	11,890	11,935	12,186
Weighted Average Number of Common Shares Outstanding – Diluted	17,058	17,089	17,351

See notes to consolidated financial statements
which are an integral part of the financial statements

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31, 2004 (As Restated)	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$(9,244)	$ 1,838	$ (16,148)
Adjustments to Reconcile Net Income (loss) to net cash provided by (used in) operating activities:			
Depreciation and Amortization	4,279	3,874	6,123
Purchase Price Adjustment	—	1,100	
Loss on Sale of Segment	—	—	1,619
Gain on sale of subsidiary	1,384	(1,680)	
Minority Interest Income	(1,734)	(296)	1,000
Impairments and Write-offs	—	1,944	11,889
Gain on Acquisition of Debt	(2,728)	—	—
Unrealized Loss/(Gains)	1,588	—	—
Foreign Currency Transaction Expense	7,293	—	—
Deferred Taxes	3,287	(526)	(8,225)
Equity in (gain) Loss of Joint Ventures	—	—	(60)
Cumulative effects of Accounting Change on years prior to 2002 (net of income tax of $546,000)	—	—	754
Changes in:			
Accounts Receivable, Trade	4,247	(1,313)	746
Foreign Currency Hedge	(2,414)	—	—
Other Current Assets	2,025	(2,188)	468
Other Assets	249	154	1,357
Accounts Payable and Accrued Expenses	(1,829)	1,809	1,552
Net effect of discontinued operation	—	253	(1,465)
Minority Interest Liability	—	—	1,218
Deferred Revenue	(14,515)	(980)	(1,185)
Rate Incentive Liability	5,694	5,452	5,619
Net cash flows provided by (used in) Operating Activities	(2,418)	9,441	5,262
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments	—	(638)	(3,099)
Proceeds from Sale of Subsidiary	15,885		
Net Acquisition of Equipment and Leasehold Improvements	(1,384)	(512)	(3,047)
Increase in Notes Receivable	—	(1,247)	(51,450)
Deferred Financing Costs	—	—	2,492
Goodwill	(401)	—	—
Net cash provided by (used in) Investing Activities	14,100	(2,397)	(55,104)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands) (continued)

CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Notes Receivable	2,379	2,425	866
Payments of Long-term Debt	(66,039)	(3,930)	(4,522)
Proceeds from Long-term Debt	81,430	1,100	44,856
Debt Issuance Costs	(9,531)	—	—
Proceeds from Exercise of Options and Warrants	—	—	231
Deferred Royalty	5,686	—	—
Dividends on Preferred Stock	(828)	(829)	(831)
Minority Interests	—	—	(613)
Advance from JV	(101)	—	—
Net cash provided by (used in) Financing Activities	12,996	(1,234)	39,987
NET INCREASE (DECREASE) IN CASH	24,677	5,810	(9,855)
CASH, RESTRICTED CASH and MARKETABLE SECURITIES – BEGINNING OF PERIOD	20,913	15,103	24,958
CASH, RESTRICTED CASH AND MARKETABLE SECURITIES – END OF PERIOD	$ 45,591	$ 20,913	$ 15,103
Supplemental Disclosure of Cash Flow Information:			
Cash paid for Interest	$ 7,445	$ 4,685	$ 5,350
Supplemental Schedule of Non-cash Financing Activities:			
Gain on Acquisition of Debt	2,728	—	—
Contingent Notes Receivable	2,502	—	—
Note Receivable from Sale of Partnership Interest	14,000	—	—
State Taxes Paid	240	—	—
Conversion of Receivable to Investment by SEFL	—	—	5,085
Return of Treasury Stock	—	399	1,310
Issuance of Common Stock for investment interest in SEFL	—	—	675
Notes Receivable – SEFL	—	52,726	—
Long-Term Debt – SEFL	$ —	$ 45,398	$ —

See notes to consolidated financial statements which are an integral part of the financial statements

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Treasury Stock		Common Stock					
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	Additional Paid in Capital	Foreign Currency Translation Adjustment	Accumulated Deficit	Total
Balance – Dec. 31, 2003 as previously reported	368	—	100,000	$ 1	1,138,88	$ 11	(445,930)	$ (2,204)	12,333,974	$ 123	$ 64,891	$ 422	$ (24,159)	$ 39,085
Adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance – Dec. 31, 2003 as adjusted	368	—	100,000	1	1,138,88	11	(445,930)	(2,204)	12,333,974	123	64,891	422	(24,159)	39,085
Issuance of Common Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Othe Comprehensive Income/(Loss)	—	—	—	—	—	—	—	—	—	—	—	1,588	—	1,588
Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net Income for the year ended December 31, 2004	—	—	—	—	—	—	—	—	—	—	—	—	(9,244)	(9,244)
Dividends on Preferred Stock:	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Series B	—	—	—	—	—	—	—	—	—	—	(33)	—	—	(33)
Series C	—	—	—	—	—	—	—	—	—	—	(180)	—	—	(180)
Series D	—	—	—	—	—	—	—	—	—	—	(615)	—	—	(615)
Balance – December 31, 2004	368	—	100,000	$ 1	1,138,88	$ 11	(445,930)	$ (2,204)	12,333,974	$ 123	$ 64,063	$ 2,010	$ (33,403)	$ 30,601

See notes to consolidated financial statements
which are an integral part of the financial statements

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003 (In thousands)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Treasury Stock		Common Stock					
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	Additional Paid in Capital	Foreign Currency Translation Adjustment	Accumulated Deficit	Total
Balance – Dec.31, 2002 as previously reported	368	—	100,000	$ 1	1,138,888	$ 11	(383,450)	$ (1,805)	12,333,613	$ 123	$ 65,720	$ 701	$ (23,154)	$ 41,597
Adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(2,843)	(2,843)
Balance – Dec.31, 2002 as adjusted	368	—	100,000	1	1,138,888	11	(383,450)	(1,805)	12,333,613	123	65,720	701	(25,997)	38,754
Shares Issued for Exercised Options and Warrants	—	—	—	—	—	—	—	—	—		—	—	—	—
Issuance of Common Stock	—	—	—	—	—	—	—	—	361		—	—	—	
Treasury Stock	—	—	—	—	—	—	62,480	(399)	—	—	—	—	—	(399)
Other Comprehensive Income/(Loss)	—	—	—	—	—	—	—	—	—	—	—	(279)	—	(279)
Net Loss for the year ended December 31, 2003	—	—	—	—	—	—	—	—	—	—	—	—	$ 1,838	1,838
Dividends on Preferred Stock:														
Series B	—	—	—	—	—	—	—	—	—	—	(34)	—	—	(34)
Series C	—	—	—	—	—	—	—	—	—	—	(180)	—	—	(180)
Series D	—	—	—	—	—	—	—	—	—	—	(615)	—	—	(615)
Balance – December 31, 2003	368	—	100,000	$ 1	1,138,888	$ 11	(445,930)	$ (2,204)	12,333,974	$ 123	$64,891	$422	$(24,159)	$39,085

See notes to consolidated financial statements which are an integral part of the financial statements

U.S. ENERGY SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002
(In thousands)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Treasury Stock		Common Stock					
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	Additional Paid in Capital	Foreign Currency Translation Adjustment	Accumulated Deficit	Total
Balance – Dec.31, 2001 as previously reported	368	—	100,000	$ —	1,138,888	$ 11	(114,700)	$ (495)	12,065,000	$ 121	$ 65,647	$ 406	$ (7,733)	$ 57,958
Adjustments	—	—	—	—	—	—	—	—	—	—	—	—	(2,116)	(2,116)
Balance – Dec.31, 2001 as adjusted	368	—	100,000	—	1,138,888	11	(114,700)	(495)	12,065,000	121	65,647	406	(9,849)	55,842
Shares Issued for Exercised Options and Warrants	—	—	—	—	—	—	—	—	120,637	1	230	—	—	231
Issuance of Common Stock	—	—	—	—	—	—	—	—	147,976	1	674	—	—	675
Treasury Stock	—	—	—	—	—	—	(268,750)	(1,310)	—	—	—	—	—	(1,310)
Other Comprehensive Income/(Loss)	—	—	—	—	—	—	—	—	—	—	—	295	—	295
Net Loss for the year ended December 31, 2002	—	—	—	—	—	—	—	—	—	—	—	—	(16,148)	(16,148)
Dividends on Preferred Stock:														
Series B	—	—	—	—	—	—	—	—	—	—	(36)	—	—	(36)
Series C	—	—	—	—	—	—	—	—	—	—	(180)	—	—	(180)
Series D	—	—	—	—	—	—	—	—	—	—	(615)	—	—	(615)
Balance – December 31, 2002	368	—	100,000	$	1,138,888	$ 11	(383,450)	$ (1,805)	12,333,613	$ 123	$ 65,720	$ 701	$ (25,997)	$ 38,754

See notes to consolidated financial statements
which are an integral part of the financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in the preparation of the financial statements are as follows:

(1) ***Consolidation.*** The consolidated financial statements of the Company include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All inter-company accounts and transactions have been eliminated in the consolidation. Certain items in 2003 have been reclassified to conform with this year's presentation.

(2) ***Restatement***

(a) Foreign Currency Transaction

On May 16, 2005 the Company filed a Current Report on Form 8-K announcing that an error had been identified relating to accounting for a foreign currency loan and related hedge arrangement entered into in April 2004 in connection with the CDN $107 million debt arrangement between a majority owned subsidiary, US Energy Biogas Corp ("USEB") and the Countryside Power Income Fund and its subsidiaries (the "Countryside Debt").

The accounting issue related to the Application of Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, as amended ("SFAS No. 52") and Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS No. 133").

The Company restated its financial statements for the year ended December 31, 2004 and for the interim periods ended June 30, 2004 and September 30, 2004 to reflect the impact of the changes in the current exchange rate for debt service payments beyond the expiration of the hedge arrangement in April 2007, to reflect the outstanding principal amount of the Countryside Debt using the current exchange rate in effect at the end of the applicable period and to record changes in the fair value of the hedge arrangement.

(b) Gain Recognition

On April 8, 2004 AJG made a cash down payment of $2,000 and delivered a $14,000 non-recourse note (the "Note") payable to a Biogas subsidiary to satisfy AJG's obligation for the purchase of the ownership interests. The Note matures in 2024, requires scheduled payments of principal and interest and bears interest at a rate of 15% per annum. Payments on the Note are limited to cash distributions from the project entities with any excesses to the scheduled payments being applied as an additional principal payment and any deficits to scheduled being deferred. The Note is secured by the ownership interests.

The accounting treatment for such transaction reflected in the Company's Quarterly Reports on Form 10-Q for the periods ended June 30, 2004, September 30, 2004 and March 31, 2005 and in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (collectively, the "Applicable Reports") reflect, before giving effect to taxes and minority interest, a non-recurring gain of $16,000 for the three months ended June 30, 2004. This gain represented the gain for both the cash and the Note.

The Company concluded that based upon a more conservative application of Staff Accounting Bulletin No. 30, Accounting for Divestiture of a Subsidiary or Other Business Operation, as amended, and Staff Accounting Bulletin no. 81, Gain Recognition on the Sale of a Business to a Highly Leveraged Entity, as amended, as they apply to the treatment of the gain associated with the Note, it would be more appropriate that gains associated with the Note be deferred and not recognized until such time as principal payments on the Note are received, as such principal payments are dependent upon future operations of the assets sold.

Accordingly, the Company is restating its financial statements in the Applicable Reports (as defined) to eliminate $7,598 (i.e. the amount of the gain associated with the Note less the minority interest in the gain) of the non-recurring gain. Future principal payments received on the Note will be recorded as gain for financial statement purposes as and when such payments are received.

The following tables isolate each of the restated amounts in the Company's Consolidated Balance Sheet as of December 31, 2004 and Statement of Operations and Other Comprehensive Income the three and six month period ended December 31, 2004.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004	AFTER FOREIGN CURRENCY TRANSACTION AND GAIN RECOGNITION RESTATEMENT	AFTER FOREIGN CURRENCY TRANSACTION RESTATEMENT	AS ORIGINALLY REPORTED
Foreign Currency Hedge	$2,414	$2,414	$1,207
Deferred Tax Asset	$14,605	$14,605	$12,409
Total Assets	$175,932	$175,932	$172,529
Long-Term Debt	$87,814	$87,814	$80,521
Deferred Revenue	$17,097	$3,097	$3,097
Minority Interests	$4,331	$10,733	$12,662
Total Liabilities	$145,331	$137,733	$132,369
Accumulated Deficit	$(33,403)	$(25,805)	$(23,516)
Acc. Other Comprehensive Income	$2,010	$2,010	$1,682
Total Stockholder Equity	$30,601	$38,199	$40,160
Total Liabilities and Stockholder Equity	$175,932	$175,932	$172,529

STATEMENT OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004	AFTER FOREIGN CURRENCY TRANSACTION ANI GAIN RECOGNITIOI RESTATEMENT	AFTER FOREIGN CURRENCY TRANSACTION RESTATEMENT	AS ORIGINALLY REPORTED
Foreign Currency Transaction Income	$(6,989)	$(6,989)	$-----
Gain on Sale of Subsidiary	$6,560	$9,944	$9,944
Minority Interest	$5,857	$3,990	$2,061
Income Tax Benefit	$6,694	$12,774	$10,003
Net Income(Loss)	$(9,244)	$(1,646)	$495
Net Income(Loss) Applicable to Common Stock	$(10,072)	$(2,474)	$(185)
Income Per Share of Common Stock	$(0.85)	$(0.21)	$(0.02)

(3) ***Statement of Cash Flows and Equivalents.*** For purposes of reporting cash flows, cash and marketable securities include cash on hand and investments in equities and debt instruments with short term liquidity. All carrying amounts approximate fair value.

(4) ***Property, Plant and Equipment.*** Property, plant and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives ranging from three to 40 years with the power generation plants between 15 to 25 years.

(5) ***Investments in Joint Ventures.*** Investments in joint ventures are accounted for under the equity method.

(6) ***Goodwill and Other Long-Lived Assets.*** Goodwill represents the excess of the cost of acquired companies over the fair value of their tangible net assets acquired. The periods of amortization of goodwill and other long-lived assets are evaluated at least annually to determine whether events and circumstances warrant revised estimates of useful lives. This evaluation considers, among other factors, expected cash flows and profits of the business to which the goodwill and other long-lived assets relate. More specifically, the Company performed a discounted cash flow analysis using a risk adjusted rate of return, commensurate with specific business or asset characteristics and potential business opportunities for the investment. Significant estimates utilized in the discounted cash flow analysis include the amount of landfill gas available for power generation, the rate paid for the power generation and the investment yields on the investment of the Illinois Accounts. Changes in the actual results compared to these estimates would effect the valuation of goodwill.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of SFAS 142, goodwill and other intangibles with indefinite lives will no longer be subject to amortization. SFAS 142 requires that goodwill be assessed for impairment upon adoption and at least annually thereafter by applying a fair-value-based test, as opposed to the undiscounted cash flow test applied under prior accounting standards. This test must be applied at the "reporting unit" level, which is not permitted to be broader than the current business segments. Under SFAS 142, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

We began applying SFAS 141 in the third quarter of 2001 and SFAS 142 in the first quarter of 2002. The discontinuance of amortization of goodwill, which began in the first quarter of 2002, was not material to our financial position or results of operations. In 2004 and 2003, an impairment test of the goodwill resulting from the acquisition of USEB was performed with no change in the valuation. We will continue to perform goodwill impairment tests annually, as required by SFAS 142, or when circumstances indicate that the fair value of a reporting unit has declined below the amount necessary to maintain the goodwill valuation.

Goodwill at December 31, 2004 and 2003 is presented net of amortization of $592. Amortization has ceased with the adoption of SFAS No. 142. Goodwill was adjusted in 2004 to reflect the payment of additional compensation to the former USEB shareholders per the terms of the 2001 merger agreement.

(7) ***Per Share Data.*** Income (Loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the periods. In arriving at income available to common stockholders, preferred stock dividends have been deducted. Potential common shares have not been included due to their anti-dilutive effect for 2002 and 2004.

(8) ***Use of Estimates.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are utilized in the value of Goodwill, Deferred Revenue and Installment Sales Receivable. Estimates of landfill gas production, investment returns on reserve accounts, inflation and energy rates are utilized in the valuation of these items. Actual results may differ from the estimates used thereby effecting the future valuation of the items.

(9) ***Fair Values of Financial Instruments.*** The estimated fair value of financial instruments has been determined based on available market information and appropriate valuation methodologies. The carrying amounts

of cash, accounts receivable, other current assets, accounts payable and accrued expenses payable approximate fair value at December 31, 2004 and 2003 because of the short maturity of these financial instruments. The estimated carrying value of the Installment Sale Partnership Interests and long term debt are either contractual or approximate fair value. The fair value estimates were based on information available to management as of December 31, 2004 and 2003. If subsequent circumstances indicate that a decline in the fair market value of a financial asset is other than temporary, the financial instrument is written down to its fair market value.

(10) ***Impairment of Long-Lived Assets.*** We evaluate long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of the net present value, discounted at an amount approximating our cost of capital, of the future cash flows attributable to the assets, compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a provision for an impairment loss if the carrying value is greater than the fair value. Until the assets are disposed of, their estimated fair value is reevaluated when circumstances or events change. There were no impairment of assets in the year 2003 or 2004.

(11) ***Stock-Based Compensation.*** The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employee's and discloses the pro forma effects on net loss and loss per share had the fair value of options been expensed. Under the provisions of APB No. 25, compensation arising from the grant of stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock.

(12) ***Concentration of credit risk.*** A significant portion of the Company's revenues are derived from investment grade utilities, and government and industrial customers. They have contracted with the Company to purchase energy over various terms. The concentration of credit with investment grade customers reduces the Company's overall credit exposure.

The Company maintains demand deposits in excess of $100 with individual banks. The Federal Deposit Insurance Corporation does not insure amounts in excess of $100.

(13) ***Debt Issuance Costs.*** Debt issuance costs are amortized on a straight-line basis over the terms of the related financing. For 2004, 2003 and 2002, amortization expense was $670, $339 and $200, respectively. The unamortized balance on December 31, 2004 was $11,266. This will be amortized over the remaining term of the respective debt. The amortization expense will be approximately $795 per annum for the remaining term of the financing which matures in 2019.

(14) ***Deferred Revenues.*** Deferred revenues primarily represent gains to be recognized from the sale of the Company's limited partnership interests in certain partnerships, further described. The majority of the proceeds from the sale are to be paid in installments, the amount of which will be determined by production and the value of benefits received by the purchasers; therefore, the gain will be recognized as payments are received. In June, 2004 Deferred Revenues were reduced by $2,502 to reflect revised estimates of the total amount to be realized under the contingent note receivable from AJG to their acquisition of various gasco interests. The decrease in deferred revenues was offset by a decrease in Installment Note Receivable and did not result in any charges against income.

(15) ***Income Taxes.*** The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis as reported in the consolidated financial statements. Differences in the timing of gain recognition and the utilization of tax net operating losses constitute the majority of the deferred tax asset. Income taxes have been accrued on the undistributed earnings of all subsidiaries.

(16) ***Foreign Currency.*** The functional currency for all of our foreign operations is the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at the end-of-period exchange rates. We report exchange gains and losses on inter-company foreign currency transactions of a long-term nature in Accumulated Other Comprehensive Income.

(17) ***Revenue Recognition.*** Revenues are recognized upon delivery of energy or service.

(18) ***Expense Recognition.*** Expenses are recognized when the liability is incurred.

(19) ***Capitalization Policy.*** The Company has major holdings in revenue producing property, plant and equipment, it is critical to adhere to maintenance and overhaul schedules to keep the equipment in good condition. For accounting purposes it is equally important to discern and account for these two activities properly. Unscheduled maintenance that does not extend the useful life of the asset or enhance production is recognized as operations and maintenance expense in the period incurred. Scheduled overhauls and major repairs that either extend the useful life or enhance production are normally capitalized and depreciated over the time until the next scheduled overhaul.

(20) ***Investments in Derivatives.*** The Company holds derivative financial instruments for the sole purpose of hedging the risk of identifiable transactions. The types of risks hedged are those relating to changes in foreign currency exchange rates, the variablility of which impacts future earnings and cash flows. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of the hedge. Changes in the fair market value of derivatives are recorded each period in other comprehensive income. For fair market value hedge transactions, changes in the fair market value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged. For cash flow hedge transactions, changes in the fair value of the derivative instrument are reported in other comprehensive income.

(21) ***Foreign Currency Translation.*** As required by SFAS No. 52 and SFAS No. 133, outstanding principal on debt payable in a foreign currency is adjusted to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting period is recorded as Foreign Currency Transaction Income(Loss). (See NOTE N)

NOTE B — SUBSIDIARIES AND AFFILIATES

(1) ***U.S. Energy Biogas Corp. ("USEB").*** On May 11, 2001 we, together with Cinergy Energy Solutions, Inc. ("Cinergy Energy"), acquired through a merger, Zahren Alternative Power Corporation ("Zapco"), and renamed such entity U.S. Energy Biogas Corp. ("Biogas"). We own 54.26% and Cinergy Energy, a wholly owned subsidiary of Cinergy Corp. ("Cinergy"), owns 45.74% of Biogas.

(2) ***USE Canada Energy Corp. ("USE Canada").*** On June 11, 2001 USE Canada Acquisition Corp., a wholly-owned Canadian subsidiary of the Company, purchased 100% of the issued and outstanding stock of Trigen Energy Canada Company, and renamed it USE Canada Energy Corp. ("USE Canada"). Effective December 31, 2003 USE Canada became a discontinued operation pending its sale to the Countryside Fund. On April 8, 2004, USE Canada was sold to the Countryside Fund.

(3) ***U.S. Energy Geothermal, LLC ("Geothermal").*** Our former 95%-owned subsidiary, U.S. Energy Geothermal, LLC ("Geothermal"), owned two geothermal power plants in Steamboat Hills, Nevada. The Company sold its 95% interest in Geothermal in June 2003 for approximately $1 million.

(4) ***Scandinavian Energy Finance, Limited /EnergiSystems I Sverige AB("SEFL").*** During the three month period ended March 31, 2004, the Company reserved its entire $8,200 investment in SEFL due to pending litigation.

On July 8, 2004 in the context of an overall settlement of the litigation, SEFL sold its loan and equity investments in ESS to its primary lender, Lantbrukskredit AB ("LBK) for 35,500 Kronor and a release of SEFL and its shareholders from all obligations under the financing agreements with LBK. In addition, USEY and ESS terminated their service agreement. From the 35,500 Kronor received from LBK, SEFL paid the Company $1,100 as repayment of an intercompany loan from the Company to SEFL. Since the amount reserved for SEFL included this intercompany loan, the $1,100 was recognized during the third quarter of 2004 as a reduction in the reserve amount.

NOTE C — RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities in January 2003. This interpretation will significantly change the consolidation requirements for special purpose entities (SPE). The Company currently does not have any SPE's that it does not consolidate on its financial statements.

In December 2004, the FASB issued SFAS No. 123R, *"Share Based Payment,"* which eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock-Based Compensation"* and by SFAS No. 123 *Accounting for Stock-Based Compensation.* As discussed in Note A, the Company adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123 and the retroactive transitional provisions of SFAS No. 148, *"Accounting for Stock Based Compensation—Transition and Disclosure."* As a result, the Company has been recording stock-based compensation expense for all employee stock awards that were granted or modified, and the adoption of SFAS No. 123R is not expected to have a material effect on the consolidated financial statements.

NOTE D — RESTRICTED CASH AND MARKETABLE SECURITIES

USEB's financing arrangements with Countryside Power Canada , Inc. (the "Countryside Fund") established various reserve accounts which are also collateral for the financing with the Countryside Fund. These accounts include the Illinois Subsidy Liability Reserve Account, a debt service reserve account and an improvement reserve account. The funds held in the improvement reserve account can be utilized to fund capital expenditures. The funds in the Illinois Subsidy Liability Reserve Account (the "Illinois Accounts") are to be utilized to retire the Illinois subsidy liability as it becomes due. See Note E.

Restricted cash and marketable securities as of December 31, 2004 consisted of the following:

Illinois Subsidy Liability Reserve Accounts	$ 23,438
Improvement Reserve	4,022
Debt Service Reserve	2,011
Project Contract Reserve	138
	$ 29,609

Included in the Illinois Subsidy Liability Reserve Accounts is $21,438 that is managed by a professional investment manager under investment allocation parameters established by the Company. The amounts managed by the professional manager, as of December 31, 2004, included $13,352 invested in equity fund accounts, $6,945 invested in debt accounts, and $1,141 being held in cash or cash equivalent accounts. The cost basis of the investments, which have been invested since July 2004, is $20,182. See Note E below for additional information pertaining to the Illinois Accounts.

NOTE E - ILLINOIS RETAIL RATE PROGRAM

USEB has 10 operating projects in Illinois which are receiving a subsidy for each kilowatt hour ("kwh") of electricity sold to the local utility under the Illinois Retail Rate Program. In accordance with the Illinois Retail Rate Program, the utility has contracted, for a ten year period, with each project to purchase electricity for an amount that exceeds the utility's Avoided Cost (what it would otherwise pay for the generation of electricity). The excess paid above avoided cost is the subsidy. The utility then receives a tax credit from the State of Illinois ("Illinois") equal to the amount of that excess. Each project is obligated to begin to repay the subsidy to Illinois after the project has recouped its capital investment and retired all debt associated with the financing and construction of the project but, in any case, no later than 10 years from the date the project commenced commercial operations. All subsidy liabilities must be fully repaid to Illinois (without interest) by the end of the actual useful life of the project but no later than 20 years from the date the project commenced commercial opertions.

This subsidy is accounted for GAAP purposes in a manner similar to an original issue discount whereby the amount to be repaid in the future is discounted to its net present value and the discount is amortized (as interest expense) over the 10-year period until repayment begins. The amount of power generation revenue recognized each period is equal to the Avoided Cost rate plus the difference between the subsidy received by the project and the net present value of the subsidy. This unamortized discount and the liability are shown net on the consolidated balance sheet as Rate Subsidy Liability.

USEB is required by the Countryside Fund to deposit funds into the Illinois Accounts for repayment of the Illinois subsidy liability. The Illinois Accounts are classified as restricted cash and marketable securities. The amount deposited into the Illinois Accounts is based upon the amount of subsidy received and contemplates an annual return sufficient to fund the current period subsidy liability repayment as it becomes due. Regular deposits combined with actual and expected returns on those deposits may not be sufficient to fully repay the respective liabilities as they become due. Should the amounts in the Illinois Accounts be insufficient to fully repay the obligations, any shortfall would have to be funded from the project's operations or assets.

Following is a summary of significant dates pertaining to a project's participation in the Illinois Retail Rate Program.

Project	Commencement of Commercial Operations	Expiration of Illinois Retail Rate Program	Estimated Commencement of Repayment of Subsidy Liability(1)
Countryside	April, 2001	April, 2011	May, 2011
Dolton	May, 1998	May, 2008	June, 2008
Dixon Lee	July, 1999	July, 2009	August, 2009
Morris	December, 2000	December, 2010	January, 2011
Roxana	November, 1999	November, 2009	December, 2009
Upper Rock	April, 2000	April, 2010	May, 2010
122nd Street	July, 1998	July, 2008	August, 2008
Brickyard	September, 1999	September, 2009	October, 2009
Streator	January, 2000	January, 2010	February, 2010
Willow Ranch	January, 1998	January, 2009	February, 2009

(1) The estimated commencement of the repayment of the liability is based upon management's assumptions. One year before a project's eligibility for participation in the program terminates, a proposed repayment schedule must be presented to the Illinois Commerce Commission for their approval. Until any repayment schedule is approved by the Illinois Commerce Commission, it will continue to be an estimated schedule.

The funds held in the Illinois Accounts are currently invested in equities and fixed income securities. These investments are being managed by a third-party professional money manager with the investment allocations being approved by the management of the Company and USEB. The amount held in the Illinois Accounts as of December 31, 2004 was $23,438. The amount of the subsidy liability owed to Illinois as of December 31, 2004 was $49,028. It is anticipated that repayments of the incentive will begin in 2008 and continue through 2021.

Under the terms of the Illinois Retail Rate Program, estimated rates are paid for production sold to the utility with that rate being trued up annually, on the anniversary date of the commencement of commercial operations of the applicable project, to the actual rates paid for electricity by the local municipality. After the actual rate is determined, sales for the preceding calendar year, retroactive to the last anniversary date, are adjusted based upon the actual rate. If the actual rate is greater than the estimated rate, additional sales proceeds are paid to the project. If the actual rate is less than the estimated rate, then prior sales proceeds received, equal to the excess amounts paid, must be refunded to the utility. This actual rate then becomes the estimated rate for the subsequent year.

During 2004, retail rates for three of the Illinois projects, Morris, Dixon Lee and 122nd Street decreased by 27%, 26% and 40% per kwh, respectively. These retroactive rate reductions resulted in a decrease in revenues of $867 in 2004.

In the past, the annual reconciliation of estimated rates to actual rates has resulted in both increases and decreases in retroactive revenue. USEB has participated in the Illinois Retail Rate program since 1998 and has never experienced rate reconciliation changes of this magnitude. USEB has requested, but never received, an explanation from Commonwealth Edison. USEB has a total of 10 projects in Illinois, representing 64% of its Power Generation Revenues. USEB cannot predict whether any other major decreases in revenues from the Illinois projects are likely.

From time to time during the past few years and in 2004 and 2005, the Governor and/or Lieutenant Governor of Illinois and member of the Illinois legislature have proposed changes to or the elimination of the Illinois Retail Rate Program and have introduced legislation to that effect. While legislation has not been adopted, the adoption of legislation or the implementation of rules that would reduce or eliminate the benefits received by the Company under this program would have a material adverse effect on the Company.

NOTE F — TRANSACTIONS WITH AFFILIATES

USEB is a general partner in alternative energy and equipment finance transactions with related limited partnerships and collects management fees from the partnerships. Fees earned from such general partner undertakings amount to $459 for the year ended December 31, 2004, $401 for the year ended December 31, 2003 and $140 for the year ended December 31, 2002.

USEB reimburses the Company for a majority of the costs incurred by them for the benefit of USEB. These costs include management and accounting salary and benefit costs, office expenses associated with the accounting services and an allocation of rent expenses. The total reimbursements for 2004, 2003 and 2002 were $639, $2,442 and $1,773, respectively.

NOTE G — INSTALLMENT SALE PARTNERSHIP INTEREST AND INTEREST RECEIVABLE

Installment Sale Partnership Interest consist of four notes pertaining to USEB's sale of its limited partnership interests in several Gasco entities. Payments of principal and interest on the three contingent installment notes are made quarterly based upon the amount of landfill gas sold and the value of the tax credits generated by the sale. Payments of principal and interest on the Fixed Installment Notes are made quarterly based upon a mortgage style amortization. In June 2004, the contingent installment note receivable for the 1999 sale of gasco interests was written down by approximately $2,500 to reflect updated projections for the amount of gas projected to be sold and the dollar value of payments required under the contingent note. The write down of the note receivable was offset by an equal reduction in deferred revenue and did not result in a charge to operating income.

On April 8, 2004, AJG Financial Services, Inc. ("AJG") made a cash down payment of $2,000 and delivered a $14,000 note payable to a subsidiary of USEB to satisfy its obligation to pay for certain ownership interests in Illinois based generating project entities AJG had previously acquired. The note matures in 2024, requires scheduled payments of principal and interest and bears interest at a rate of 15% per annum. Payments on the note are limited to cash distributions from the project entities with any excesses to the scheduled payments being applied as an additional principal payment and any deficits to scheduled payments being deferred. This transaction resulted in a gain for USEB of $2,000 which was recognized in June, 2004. Future principal payments received on the note will result in the recording of additional gains on this transaction when they are received.

Notes receivable as of December 31, 2004 consisted of the following:

(Dollars in thousands)	Interest Rate	Current Portion	Long-Term Portion
Contingent Installment Note Receivable for 1999 Sale of GASCO Interests Secured by the Interests	9.47%	$ 621	$ 3,814
Fixed Installment Note Receivable for 2001 Sale of GASCO Interests Secured by the Interests	6.00%	510	825

Contingent Installment Note Receivable for 2001 Sale of GASCO Interests Secured by the Interests	6.00%	510	4,586
Contingent Notes Receivable for Sale of Barre, MA Project's Gas Collection System and Related Assets, Secured by the Interests	10.00%	10	532
Installment Note Receivable From AJG For Illinois Electric Generation Partners II Secured by Ownership Interests	15.00%	220	13,780
Accrued Interest Receivable	—	623	—
		$ 2,494	$ 23,537

A comparable breakdown as at December 31, 2003 is as follows:

(Dollars in thousands)	Interest Rate	Current Portion	Long-Term Portion
Contingent Installment Note Receivable for 1999 Sale of GASCO Interests Secured by the Interests	9.47%	$ 1,090	$ 6,220
Fixed Installment Note Receivable for 2001 Sale of GASCO Interests Secured by the Interests	6.00%	481	1,334
Contingent Installment Note Receivable for 2001 Sale of GASCO Interests Secured by the Interests	6.00%	719	4,898
Contingent Notes Receivable for Sale of Barre, MA Project's Gas Collection System and Related Assets, Secured by the Interests	10.00%	10	535
Installment Note Receivable From AJG For Illinois Electric Generation Partners II Secured by Ownership Interests	15.00%	0	0
Accrued Interest Receivable		378	—
		$ 2,678	$ 12,987

A Gasco project is a project level entity (normally a limited partnership for which Biogas or a Biogas subsidiary normally serves as general partner), which collects and sells biogas to an affiliated project level entity (a "Genco"), which uses the biogas to generate electricity.

USEB sold its limited partnership interests in several Gasco's during December 1999 to a current stockholder of the Company. The total sales price was approximately $22,000 including interest imputed at 9.47%. A down payment of approximately $4,285 was received in 1999. The balance of the sales proceeds will be received based on the actual gas production of the projects over six years. A gain on this sale of $49, and $182 was recognized in 2003 and 2002 respectively. There was no gain recongized in 2004 as the balance in the deferred revenue account was written off against the note receivable balance to reflect revised production and payment projections.

In 2001, USEB sold limited partnership interests in three other Gasco entities. The purchaser was AJG Financial Services. The total purchase price was approximately $12,300 including interest and consisted of a down payment of $1,000 and two long-term notes receivable; one calling for fixed quarterly payments of $145 and the other calling for contingent quarterly payments based on actual gas production. Both bear interest at 6% per annum. Gains of $401, $174 and $145 were recognized on the contingent note in 2004, 2003 and 2002, respectively. Consistent with accounting principles generally accepted in the United States for this transaction, the remaining deferred gain of $3,097 for 2004 relates to the contingent note and will be recognized over the remaining three years as payments are received.

NOTE H — PROPERTY, PLANT AND EQUIPMENT

Power generation and gas transmission assets consist primarily of the value of the internal combustion engines and related equipment located at the landfill gas to energy projects. The majority of these assets are depreciated using the straight-line method over the useful life of the assets for financial statement purposes.

Other property and equipment as of December 31, 2004 and 2003 consists of site tools, office furniture, computer equipment and company vehicles. These assets are depreciated over lives ranging from three to ten years.

Consolidated property, plant and equipment consist of the following at December 31, 2004 and 2003:

	(Dollars in Thousands)	
	2004	2003
Land	$ 98	$ 98
Generation and Transmission Equipment and Peripherals	65,780	64,048
Other Property and Equipment	557	1,333
	$ 66,435	$ 65,479
Less Accumulated Depreciation	(24,534)	(21,750)
	$ 41,901	$ 43,729

The decrease in Other Property and Equipment to $557 as of December 31 ,2004 from $1,333 as of December 31, 2003 is the result of the write off of fully depreciated assets no longer in service.

NOTE I — INVESTMENTS

Our total investments, including joint ventures, as of December 31, 2004 and 2003 are as follows:

	(Dollars in thousands)	
	December 31, 2004	December 31, 2003
SEFL	$ —	$ 6,336
Plymouth Cogeneration	345	347
Various Holdings of USEB	456	1,568
Total Investments	$ 801	$ 8,251

Plymouth Envirosystems, Inc. Our wholly owned subsidiary, Plymouth Envirosystems, Inc., owns a 50% interest in Plymouth Cogeneration Limited Partnership ("Plymouth Cogeneration") which owns and operates a CHP plant producing 1.2 MW of electricity and 7 MW of heat at Plymouth State College, in Plymouth, New Hampshire. The Plymouth Facility provides 100% of the electrical and heating requirements for the campus, which is a part of the University of New Hampshire system, under a long-term contract.

The day-to-day operations of the Plymouth Facility are managed by one of our partners in this project, and management decisions are made by a committee composed of representatives of the three partners in this project. The Company reports gains from its investment in Plymouth Cogeneration under the category Gain from Joint Venture in the financial statements. The gains recorded for 2004, 2003 and 2002 were $125, $72 and $72, respectively.

Lehi Envirosystems, Inc. In 1997, our wholly-owned subsidiary, Lehi Envirosystems, Inc. ("LEHI"), acquired a 50% equity interest in Lehi Independent Power Associates ("LIPA"), which owns a cogeneration facility in Lehi, Utah (the "Lehi Facility") and the underlying real estate. The Lehi Facility has been dormant since 1990. The Company does not record any asset value for this invesment on its books but continues to record operating losses allocated from LIPA under the category Gain from Joint Ventures in the financial statements. The losses recorded for 2004, 2003 and 2002 were $7, $8 and $847 respectively..

SEFL. The Company's net investment in SEFL was written off in 2004. See Note B for discussion of SEFL

NOTE J — DEBT ISSUANCE COSTS

Debt Issuance costs consists of $11,859 of costs associated with the the Countryside Fund transaction less $593 of accumulated amortization. Costs included in the amount include legal and accounting expenses, underwriters fees and other costs incurred completing this transaction. These costs will be amortized over the 15 year term of the loan with annual amortization approximating $795.

NOTE K — LONG-TERM DEBT

Long Term Debt - Countryside Fund

On April 8, 2004, the Countryside Fund, an unincorporated open-ended, limited purpose trust formed under the laws of the Province of Ontario, Canada acquired the outstanding balance of existing USEB loans from John Hancock Life Insurance Companies, ABB Energy Capital and AJG, a shareholder of the Company.

Immediately following the acquisition of the loans, the Countryside Fund and USEB amended the existing loan agreements to denominate the loans in Canadian currency, to provide an additional loan amount of $23,843 and to provide for a remaining term of 15 years with a balloon payment at the maturity date of $35,100. In connection with the amendment of the loans, USEB paid related costs of $16,994. The amendment established several reserve accounts including a $4,000 improvement reserve with funds to be utilized to expand USEB and a $2,000 debt service reserve. In addition, $8,200 of loan proceeds were deposited into the Illinois Accounts. Immediately upon completion of the transaction, the total amount owed to the Countryside Fund by USEB was CAD$107,000 which was equal to US$81,431 based upon the currency exchange rate of US$0.76 per Canadian dollar at the date of closing. The loan is secured by the USEB assets and bears interest at a rate of 11% per annum. As of December 31, 2004, the amount of the debt outstanding was $87,814.

The loan agreement with the Countryside Fund requires USEB to deposit $250 per calendar quarter into the debt service reserve fund provided that cash available, as defined in the loan agreement, is at a certain level. USEB was only required to make $84 of additional deposits into the debt reserve fund during 2004. Until an amount is deposited in the reserve equal to $250 per quarter since the April 8, 2004 closing, USEB is precluded from making dividend or royalty interest payments or from expending funds to expand its production or capacity.

Due to the requirement in the amended loan documents that payments be made to the Countryside Fund in Canadian dollars, USEB has entered into a three year hedge agreement with a financial institution fixing the US dollar to the Canadian dollar exchange rate at US$0.76 per Canadian dollar through March 31, 2007. According to the terms of the loan agreement with the Countryside Fund, USEB is required to maintain a foreign currency hedge agreement for a minimum of 75% of the remaining debt service payments. After the expiration of the hedge agreement, USEB will be at risk for fluctuations in the currency exchange rate should the rate vary from the exchange rate existing in the expiring hedge agreement.

Scheduled principal payments for the periods indicated on the Long Term Debt owed to the Countryside Fund, based on the Canadian dollar to one US dollar exchange rate at the end of the financial reporting period of $1.2047, are as follows:

Year	Amount
2005	$1,517

2006	1,693
2007	1,889
2008	2,107
2009	2,351

The notes payable to the Countryside Fund are senior secured notes utilizing USEB's assets as collateral. The terms require that USEB maintain a minimum fixed charge coverage ratio, as defined in the loan agreements of 1.10 to 1 in 2004, 1.15 to 1 for 2005 and 1.25 to 1 thereafter. The fixed charge coverage ratio is calculated based upon operating results for the preceding four fiscal quarters or, if four fiscal quarters have not elapsed since the closing of the refinancing, for the number of quarters that have elapsed. The ratio is calculated after deducting deposits made into the Illinois Accounts. Failure to maintain the minimum fixed charge coverage ratio is a default under the terms of the loan agreement. The fixed charge coverage ratio for the three fiscal quarters ended December 30, 2004 was 1.16 to 1.

Note Payable to AJG Financial Services, Inc.

On September 30, 2004, USEB purchased the subordinated note owed by USEB to AJG. The outstanding principal amount of $5,729 plus outstanding accrued interest was purchased for $3,000. Funds for the acquisition were provided by equity contributions to USEB from the USEB shareholders. The purchase resulted in a gain of $2,729 to USEB. The gain represents the amount of the acquisition price below the note's face value.

A breakdown of the Company's debt as of December 31, 2004 and 2003 follows:

(Dollars in thousands) **Issuer/Lender**	**December 31, 2004**	**December 31, 2003**	**Maturity**	**Interest Rate**
Debt				
Countryside Canada Power Inc.	$ 87,814	$ 0	2019	11.00%
John Hancock – Series A (1)	0	33,511	2014	9.47%
John Hancock Series A(2)	0	2,774	2014	9.37%
J. Hancock – Series B	0	9,107	2014	Libor +2.39
ABB Energy	0	7,123	2011	9.70%
AJG Financial Services	0	6,240	—	6..00%
Total Debt:	$ 87,814	$ 58,755		

NOTE L —DEFERRED REVENUES

Deferred revenues primarily represent gains to be recognized from the sale of USEB's limited partnership interests in certain partnerships, further described in Note G. The majority of the proceeds from the sales are to be paid in installments, the amounts of which will be determined by production and other considerations; therefore, the gain will be recognized as payments are received.

In June, 2004, Deferred Revenues were reduced by $2,502 to reflect revised estimates of the total amount to be realized under the contingent note receivable from AJG pertaining to their acquisition of various gasco interests. The write down of the deferred revenue was offset by an equal reduction in Installment Sales Partnership Interests and did not result in a charge to operating income.

NOTE M —DEFERRED ROYALTY

On April 8, 2004, the Countryside Fund acquired a convertible royalty interest in USEB for $6,000. Pursuant to the terms of the royalty agreement, the Countryside Fund has the right to receive, on a quarterly basis, the sum of 7% of net distributable cash flow and 1.8% of USEB's gross revenues, determined pursuant to the royalty agreement. The total royalty payment to be made to the Countryside Fund is not to exceed 49% of total distributions made to the Countryside Fund and the shareholders of USEB, combined. The Countryside Fund has the option, under the terms of the royalty agreement, to convert the interest into non-voting common shares of USEB, equal to 49% of the outstanding equity. The Countryside Fund can convert at the earlier of the date on which the loan from the Countryside Fund is paid in full and April 8, 2024. The amount of the royalty is accrued on a quarterly basis and paid upon the approval of distributions by the Board of Directors of USEB.

For year ended December 31, 2004, USEB accrued $314 for royalty payments. Payment of this liability, future royalty interest, and distributions to the shareholders of USEB are dependent on sufficient cash flow being generated by USEB to support operations after the distributions, all as determined and approved by the Board of Directors of USEB. The payment of future royalty payments may be restricted since, due to the terms of the the Countryside Fund loan agreement, the payment of royalties is subordinate to the requirements to fund a debt service reserve account. Until an amount is deposited into the debt service reserve account equal to $250 per quarter since the April 8, 2004 closing, USEB is precluded from making royalty payments or distributions to shareholders. See Note K for further discussion.

NOTE N — FOREIGN CURRENCY TRANSACTION

USEB's debt obligation to the Countryside Fund requires that debt service payments be made in Canadian dollars. USEB has entered into a cash flow foreign currency hedge agreement with financial institutions fixing the Canadian dollar to US dollar exchange rate at $1.331 Canadian dollar per US dollar. This hedge agreement, in an amount equal to the debt service payments expires on March 31, 2007. Subsequent to the expiration of the hedge agreement, USEB's debt service payments to the Countryside Fund are subject to fluctuations in the currency exchange rate.

As required by SFAS No. 52 and SFAS No. 133, USEB has adjusted the outstanding principal on the debt owed to the Countryside Fund to reflect the currency exchange rate as of the end of the financial reporting period. The gain or loss resulting from the adjustment of the outstanding principal from that recorded in the previous reporting periods is recorded as Foreign Currency Transaction Expense.

Following is a summary of the Foreign Currency Transaction account as of December 31, 2004(the exchange rates are Canadian dollars per US dollar and are stated whole dollars, all other amounts are in $000's):

Currency Exchange Rate at Loan Origination, April 8, 2004	$1.3140
Currency Exchange Rate at December 31, 2004	$1.2047
Cumulative Translation Adjustments Beginning Of Reporting Period	$0
Cumulative Translation Adjustments End Of Reporting Period	$6,989
Aggregate Adjustment for the Current Reporting Period Income/ (Expense)	$6,989
Deferred Income Taxes Allocated To Adjustment in the Reporting Period	$2,656

NOTE O — INCOME TAXES

The provisions (benefits) for income taxes is as follows:

(Dollars in thousands)	2004	2003	2002
Current	$ 240	$ —	$ —
Deferred	(4,024)	(356)	(7,297)
Total	$ (3,784)	$ (356)	$ (7,297)

The provision (benefit) for income taxes differs from the Federal statutory rate for the following reasons:

(Dollars in thousands)	2004	2003	2002
Provision (Benefit) at Statutory Rate	$ (184)	$ (906)	$ (8,262)
Non-deductible Expenses	14	362	—
Illinois Subsidy and Deferred Revenue	(993)	—	—
Foreign Currency Transaction	(2,656)	—	—
Depreciation	(401)	—	—
State Income Tax	240	—	—
Other	196	188	965
Actual Provision (Benefit) for Income Taxes	$ (3,784)	$ (356)	$(7,297)

Provisions have been made for deferred taxes based on differences between the financial statements and the tax basis of assets and liabilities using currently enacted rates and regulations. The components of the net deferred tax assets and liabilities are as follows:

(Dollars in thousands)	2004	2003
Deferred Tax Assets:		
NOL and Credit Carry Forward	$ 20,439	$ 20,000
Property, Plant & Equipment	3,516	3,115
Deferred Revenue	2,598	2,445
Foreign Currency Transaction	2,656	—
Deferred Tax Liabilities:		
Comprehensive Income	(1,231)	—
Rate Income Differential	(6,442)	(7,282)
Valuation Allowance	(6,931)	(6,466)
Totals	$ 14,605	$ 11,812

At December 31, 2004 the Company had an aggregate of approximately $42,000 of operating loss carry forward. These net operating loss carry forwards expire in varying amounts through the year 2023. It is anticipated that future operations will result in taxable income against which the Company can utilize the operating loss carry forwards.

NOTE P — STOCKHOLDERS' EQUITY

As of December 31, 2004, we had warrants outstanding for the purchase of our common stock as follows:

Shares	Exercise Price	Expiration Date
366,666	$ 6.00	May 1, 2006
1,500,000	$ 4.00	July 30, 2005

In 2004, 22,426 warrants which had a exercise price of $8.00 expired. There were no changes in the warrants for 2003 and 2002.

2000 Executive Incentive Compensation Plan. The 2000 Executive Incentive Compensation Plan (the "2000 Plan") provides for the granting of stock options, stock appreciation rights, restricted stock, deferred stock and other stock related awards and incentive awards that may be settled in cash, stock or property. The total number of shares that may be issued under the 2000 Plan equals the sum of 10,000,000 shares plus the number of shares that are surrendered in payment of any award or any tax withholding requirements. All of these shares may be incentive stock options.

The Board of Directors or a committee thereof administers the 2000 Plan. The Board is permitted to impose performance conditions with respect to any award, thereby requiring forfeiture of all or any part of any award if performance objectives are not met, or to link the time of exercisability or settlement of an award to the achievement of performance conditions. For awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, such performance objectives shall be based upon the achievement of a performance goal based upon business criteria described in or determined pursuant to 2000 plan.

During the calendar year 2002, options to acquire 200,000 shares of common stock were issued under the 2000 Plan.

There were no options granted in the year 2003.

During the calender year 2004, options to acquire 100,000 shares of common stock were cancelled and 120,000 options were granted under the 2000 Plan. The options that were cancelled represented options held by an executive officer and were cancelled upon the termination of his employment with the Company.

Stock option activity is summarized as follows:

Stock Option Activity — Year Ended December 31, 2004

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002			Options Outstanding			Options Exercisable	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Range of Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price
Options Outstanding at Beginning of Year..	6,118,925	$ 3.84	6, 764,425	$ 3.84	6,965,425	$ 3.90	$0.65 – $2.50	521,000	$ 2.14	4.9	521,000	$ 2.141
Granted	120,000	1.23	—	—	200,000	4.00	$2.875– $3.00	1,339,925	2.95	5.1	1,339,925	2.95
Cancelled	(100,000)	3.64	(645,500)	3.33	(280,000)	5.67	$3.00– $3.875	790,000	3.03	5..8	790,000	3.03
Exercised	—	—	—	—	(121,000)	2.46	$4.00 – $5.15	2,768,000	4.21	5.6	2,768,000	4.21
Options Outstanding at End of Year	6,138,925	4.00	6,118,925	3.89	6,764,425	3.84	$6.00 – $7.00	720,000	6.08	6.0	720,000	6.08
Options Exercisable at End of Year	6,138,925	$ 4.00	6,118,925	$ 3.89	6,764,425	$ 3.84		6,138,925	$ 3.83	5.5	6,138,925	$ 3.83

The weighted average fair value of options at date of grant for grants during the year ended December 31, 2004 was $0.21. The fair value of the options at date of grant was estimated using the Black-Scholes option-pricing model utilizing the following assumptions:

	For the year ended December 31, 2004	For the year ended December 31, 2002
Risk-free Interest Rates	4.20%	3.91%
Expected Option Life in Years	10.00	10.00
Expected Stock Price Volatility	0.26	0.76
Expected Dividend Yield	0.00%	0.00%

Had the Company elected to recognize compensation cost based on the fair value of the options at the date of grant as prescribed by SFAS 123, pro forma net profit or (loss) applicable to common stock during the years 2004 and 2002 would have been net losses of $(2,503) and $(17,094), respectively.

NOTE Q — COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries have various financial commitments under office and equipment leases and under the Development Agreement with the Countryside Fund. The office and equipment leases, which include the lease for the corporate headquarters in White Plains, NY expire on various dates. The $288 annual obligation under the Development Agreement with the Countryside Fund expires in March, 2009. Financial commitments for the next five years are:

Year	Commitments
2005	$ 579
2006	512
2007	494
2008	337
2009	79
Total:	$ 2,001

Lease expenses for the Company for 2004, 2003 and 1002 were $253, $296 and $318 respectively.

NOTE R — RETIREMENT AND PROFIT SHARING PLAN

Pursuant to the Company's 401(k) plan, employees may defer up to 15% of their salaries up to the maximum contribution allowed under the Internal Revenue Code. The Company matches 100% of the first 3% of salary contributed and 50% of the next 2% of salary contributed to the plan. For the years ended December 31, 2004, 2003 and 2002, the Company's total contribution were $63, $82 and $78, respectively.

NOTE S — RELATED PARTY TRANSACTIONS

In the fiscal year 2004 and 2003, certain legal costs were incurred by us and paid to an entity of which a member of our executive management was of counsel. The amount paid were $220 in 2004, $59 in 2003 and $126 in 2002.

AJG Genco Transaction

AJG Financial Services, Inc. owns a 50% limited partnership interest in Illinois Electrical Generation Partners L.P. ("IEGP") and a 50% limited partnership interest in Illinois Electrical Generation Partners II L.P. ("IEGP"). IEGP owns directly or indirectly three Biogas Projects and IEGP II owns directly or indirectly eight Biogas Projects.

AJG Subordinated Loan

On September 30, 2004, USEB purchased the subordinated note owed by USEB to AJG. The outstanding principal amount of $5,729 plus outstanding accrued interest was purchased for $3,000. Funds for the acquisition were provided by equity contributions to USEB from the USEB shareholders; $1,629 contributed by the Company and $1,371 contributed by Cinergy. The purchase resulted in a gain of $2,729. The gain represents the amount of the acquisition price below the note's face value.

NOTE T — BUSINESS OPERATIONS

As of December 31, 2004, the Company had no foreign operations. Certain key financial data related to operations are reflected below:

U.S. Energy Systems, Inc. and Subsidiaries
Revenues and Net Income
For the Year Ended December 31, 2004
(Dollars in thousands)

Source of Revenue	Corp	Geothermal LLC	USEB	USE Canada	Total
Energy	$ —	$ —	$ 18,434	$ —	$ 18,434
Management Fees	207	—	1,467	—	1,674
Other	—	—	—	—	—
Total Revenue	$ 207	$ —	$ 19,901	$ —	$ 20,108
Net Income	$ 125	$ 0	$ (9,864)	$ 495	$ (9,244)

U.S. Energy Systems, Inc. and Subsidiaries
Revenues and Net Income
For the Year Ended December 31, 2003
(Dollars in thousands)

Source of Revenue	Corp	Geothermal LLC	USEB	USE Canada	Total
Energy	$ —	$ —	$ 22,764	$ —	$ 22,764
Management Fees	550	—	1,662	—	2,212
Royalties	23	—	—	—	23
Total Revenue	$ 573	$ —	$ 24,426	$ —	$ 24,999
Net Income	$ 1,379	$ (8)	$ (729)	$ 1,196	$ 1,838

U.S. Energy Systems, Inc. and Subsidiaries
Revenues and Net Income
For the Year Ended December 31, 2002
(Dollars in thousands)

Source of Revenue	Corp	Geothermal LLC	US Enviro	SEFL	USEB	USE Canada	Total
Energy	$ —	$ —	$ —	$ —	$ 20,048	$ —	$ 20,048
Management Fees	449	—	—	—	1,576	—	2,025
Interest	—	—	—	3,453	326	—	3,779
Royalties	249	—	—	—	—	—	249
Other	—	—	2,519	—	—	—	2,519
Total Revenues	$ 698	$ —	$ 2,519	$ 3,453	$ 21,950	$ —	$ 28,620
Net Income	$ (10,291)	$ (5,401)	$ 56	$ 507	$ (2,228)	$ 1,209	$ (16,148)

Effective June 30, 2003, the Company sold its 95% membership interest in US Energy Geothermal, LLC to a subsidiary of Ormat Nevada, Inc. for approximately $1.0 million in cash. As part of such transaction the purchaser and Ormat Nevada, Inc. agreed to indemnify US Energy against certain potential liabilities of U.S. Energy Geothermal, LLC, the subsidiary which owned the Steamboat Geothermal Plant, including the pending lawsuit brought against U.S. Energy Geothermal, LLC by Geothermal Development Associates and Delphi Securities up to the amount of the purchase price.

The following pro forma combined revenue and net income as of September 30, 2003 is provided as if the sale of U.S. Energy Geothermal, LLC had taken place effective January 1, 2003:

	As of December 31, 2003	As of June 30, 2003	As of December 31, 2003 Adjusted
	U.S. Energy	U.S. Energy Geothermal, LLC	U.S. Energy
Revenues	$ 24,999	$ 993	$ 24,006
Net Income (Loss)	$ 1,838	$ (8)	$ 1,830
Earnings per Share:			
Income (Loss) per Share Common – Basic	.08	—	.08
Income (Loss) per Share Common – Diluted	.11	—	.11
Weighted Average Number of Shares Outstanding – Basic	11,935	11,950	11,935
Weighted Average Number of Shares Outstanding – Diluted	17,087	17,115	17,087

NOTE U — MAJOR CUSTOMERS

During 2004 and 2003, one customer accounted for 42% and 34% of our revenues (excluding revenues from discontinued operatons), respectively.

NOTE V — DISCONTINUED OPERATIONS

USE Canada

The sale of USE Canada to the Countryside Fund was completed in April 2004 and USE Canada was accounted for as a discontinued operation as of December 31, 2003. Assets and liabilities of USE Canada to be disposed of comprise the following as of December 31, 2003 and 2002:

	2003	2002
Assets:		
Cash	$ 676	$ 1,049
Accounts Receivable	1,813	1,796
Other Current Assets	833	842
Property Plant and Equipment	22,948	17,979
Deferred Tax Asset	1,678	1,310
Other Assets	232	160
Total Assets	$ 28,180	$ 23,136
Liabilities:		
Current Portion of Long Term Debt	$ 2,013	$ 733
Accounts Payable and Other	2,316	3,841
Long Term Debt less current portion	17,416	13,662
Total Liabilities	$ 21,745	$ 18,236

These assets and liabilities are reflected on the Balance Sheet under the caption "Assets to be disposed of" and "Liabilities to be disposed of".

Total revenues for USE Canada for 2003 and 2002, were $12,689 and $10,021, respectively. USE Canada was purchased by the Company on June 11, 2001.

The Company sold Geothermal on June 30, 2003. These assets and liabilities are reflected on the Balance Sheet under the caption "Assets to be disposed of" and "Liabilities to be disposed of".

	2003	2002
Assets:		
Cash	$ —	$ 63
Accounts Receivable	—	263
Other Current Assets	—	21
Property Plant and Equipment	—	1,154
Deferred Tax Asset	—	—
Other Assets	—	—
Total Assets	$ —	$ 1,501
Liabilities:		
Current Portion of Long Term Debt	—	—
Accounts Payable and Other	—	981
Long Term Debt less current portion	—	—
Total Liabilities	$ —	$ 981

Total revenues for the year 2003 and 2002 were $996 and $1,300, respectively.

NOTE W – ACCOUNTING CHANGES

The Company's accounting policy pertaining to the financial accounting of the Illinois rate incentives received by its Illinois-based biogas to energy projects was changed effective April 1, 2001. The change in tax accounting had no impact on consolidated cash flow. In addition, an adjustment was also made to the purchase accounting related to the acquisition of Biogas in 2001.

Following is a summary of the prior period adjustments made to the audited financial statements:

Balance Sheet:

	Deferred Tax Asset	Goodwill	Minority Interest	Retained Earnings
Year 2002	(4,809)	(430)	(2,396)	(2,843)
Year 2003	(7,283)	(430)	(3,528)	(4,185)

Statements of Operation:

	Revenues	Minority Interest	Income Tax Expense	Net Income
Year 2002	$ —	613	(1,340)	$ (727)
Year 2003	—	1,132	(2,474)	(1,342)
Total	$ (4015)	$ 3,528	$ (3,698)	$ (4,185)

NOTE X – UNREALIZED GAINS

The unrealized gain for 2004 is comprised of $1,246 of mark to market gains in open trading positions from the investment of the Illinois Accounts and $1,316 in gains associated with foreign currancy exchange rates less taxes of $974.

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US ENERGY SYSTEMS, INC.
Executive Officers and Directors

Executive Officers

Lawrence I. Schneider
Chairman of the Board

Asher E. Fogel
Chief Executive Officer

Henry N. Schneider
President

Richard J. Augustine
Chief Accounting Officer

Directors

Lawrence I. Schneider

Asher E. Fogel

Stephen L. Brown
Managing Partner
Brimco, LLP

Jacob Feinstein
Consultant

Carl W. Greene
Senior Vice President
TBG Financial

Ronny Strauss
Consultant